Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

Avaya Inc.,
a Delaware corporation,

Avaya Government Solutions Inc.,
a Delaware corporation,

Camber Corporation,
a Delaware corporation

and

solely for purposes of Section 3.2(c)
and to the extent applicable, Sections 7.14, 7.16 and 7.19

Avaya Federal Solutions, Inc.,
a Delaware corporation and subsidiary of Avaya Inc.

Dated as of February 16, 2014

i

4.16	Employee Plans.	33
4.17	Environmental Matters	34
4.18	Compliance with Laws.	35
4.19	Brokers	35
4.20	Related Party Transactions	35
4.21	Insurance	35
4.22	Anti-Corruption, International Trade	36
4.23	No Other Representations	36
ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER		37
5.1	Organization, Power, Standing	37
5.2	Due Authorization	37
5.3	Government Authorizations	37
5.4	No Conflict; Third-Party Consents	37
5.5	Litigation	38
5.6	Brokers	38
5.7	Operations of Business	38
5.8	Financial Capacity	38
5.9	Buyer’s Due Diligence	38
5.10	Acquisition of the Shares for Investment	39
ARTICLE VI CONDITIONS PRECEDENT TO CLOSING		39
6.1	Conditions Precedent to the Obligations of Buyer	39
6.2	Conditions Precedent to the Obligations of Seller	40
ARTICLE VII COVENANTS		41
7.1	Examinations and Investigations	41
7.2	Conduct of Business	42
7.3	Commercially Reasonable Efforts..	45
7.4	Employees and Employee Benefit Matters.	45
7.5	Regulatory and Other Approvals; HSR Filings; Consents.	48
7.6	Tax Matters.	49
7.7	Record Retention	55
7.8	Use of Names.	56
7.9	Publicity	57

7.10	Confidentiality	57
7.11	Further Information	59
7.12	Intercompany Items; Cash and Indebtedness; Other Affiliate Arrangements	59
7.13	Insurance	60
7.14	Novation of Certain Company Government Contracts to Avaya Fed.	61
7.15	Assignment of Office Lease and Related Sublease.	63
7.16	Finalization and Execution of Transition Services Agreement, Sub-Lease and Subcontract.	63
7.17	Seller Non-Competition and Non-Solicit.	64
7.18	No-Shop	65
7.19	Asset Purchase Agreement.	65
ARTICLE VIII INDEMNIFICATION; SURVIVAL		67
8.1	Indemnification by Seller	67
8.2	Indemnification by Buyer	68
8.3	Losses Net of Insurance, Etc	68
8.4	Termination of Indemnification	70
8.5	Procedures Relating to Indemnification for Third-Party Claims.	70
8.6	Procedures Relating to Indemnification for Non-Third-Party Claims.	72
8.7	Survival of Representations, Warranties and Covenants	73
8.8	Tax Contests.	73
8.9	Treatment of Indemnification Payments	74
ARTICLE IX TERMINATION OF AGREEMENT		74
9.1	Termination	74
9.2	Effect of Termination	75
ARTICLE X MISCELLANEOUS		75
10.1	Expenses	75
10.2	Governing Law	75
10.3	Jurisdiction; Service of Process	75
10.4	Waiver of Jury Trial	76
10.5	Attorneys’ Fees	76
10.6	Waiver	76
10.7	Notices	76

10.8	Assignment	78
10.9	No Third-Party Beneficiaries	78
10.10	Amendments	78
10.11	Interpretation; Exhibits and Schedules	78
10.12	Entire Agreement	79
10.13	Specific Performance	79
10.14	Severability	79
10.15	Mutual Drafting	79
10.16	Counterparts	79
10.17	Privileged Information; Conflicts of Information	80
Exhibits

Exhibit A    Working Capital Accounting Methodology
Exhibit B    Term Sheet for Subcontract
Exhibit C    Term Sheet for Sub-Lease
Exhibit D    Description of Transition Services

Disclosure Schedules

Schedule 4.3(b)    Subsidiary Capitalization
Schedule 4.4        Governmental Authorizations
Schedule 4.5        Conflicts; Third Party Consents
Schedule 4.6(a)    Exceptions to GAAP
Schedule 4.6(b)    Undisclosed Liabilities
Schedule 4.7        Events Subsequent to December Balance Sheet Date
Schedule 4.8(a)    Material Contracts
Schedule 4.9(c)    Matters Related to Business Government Contracts
Schedule 4.9(h)    Matters Related to Business Government Contracts
Schedule 4.9(k)    Matters Related to Business Government Contracts
Schedule 4.9(l)    Matters Related to Business Government Contracts
Schedule 4.10(b)    Leased Real Property
Schedule 4.10(c)    Tangible Property
Schedule 4.11(a)    Intellectual Property
Schedule 4.11(b)    Intellectual Property
Schedule 4.12(c)    Tax Matters
Schedule 4.12(d)    Tax Matters
Schedule 4.13        Litigation
Schedule 4.14(a)    Seller Services
Schedule 4.14(b)    Consultants
Schedule 4.14(c)    Notices of Termination

Schedule 4.15        Employee and Labor Relations
Schedule 4.16(a)    Employee Plans and Benefit Arrangements
Schedule 4.16(c)    Multiemployer Plans and Multiple Employer Plans
Schedule 4.17        Environmental Matters
Schedule 4.18(a)    Compliance with Laws
Schedule 4.18(b)    Jurisdictions Authorized to do Business
Schedule 4.20        Related Party Transactions
Schedule 4.21        Company Insurance Policies

Buyer Disclosure Schedule

Schedule 5.3        Governmental Authorizations

Other Schedules

Schedule 1.1(a)    Pre-Closing Consolidated Income Tax Returns
Schedule 1.1(b)    Seller Credit Facilities
Schedule 1.1(c)    Transaction Bonuses
Schedule 5.3        Governmental Authorizations
Schedule 6.1(e)    Filings and Notifications
Schedule 7.2(b)    Conduct of Business
Schedule 7.4(a)    Compensation and Benefits Generally
Schedule 7.4(h)    Non-Continuing Employees
Schedule 7.5(b)    Third Party Consents and Notices
Schedule 7.12(a)    Intercompany Agreements
Schedule 7.12(b)    Outstanding Payables and Receivables
Schedule 7.14        Novated Contracts
Schedule 7.19(b)    Allocation of Consideration for Asset Purchase Agreement

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 16, 2014, by and among Avaya Inc., a Delaware corporation (“Seller”), Avaya Government Solutions Inc., a Delaware corporation (the “Company”), Camber Corporation, a Delaware corporation (“Buyer”), and solely for purposes of Section 3.2(c) and to the extent applicable, Sections 7.14, 7.16 and 7.19, Avaya Federal Solutions, Inc. a Delaware corporation and subsidiary of Seller (“Avaya Fed”).
RECITALS
A.    Seller is the record and beneficial owner of one hundred (100) shares of common stock, par value one cent ($.01), being all of the issued and outstanding shares of capital stock of the Company (the “Shares”). The Company owns all of the issued and outstanding shares of capital stock of AC Technologies, Inc., a Delaware Corporation (“ACTI”), and Integrated Information Technology Corporation, an Illinois corporation (“IITC,” and together with ACTI, the “Subsidiaries”).
B.    The parties hereto desire that Seller sell, transfer, assign, convey and deliver to Buyer all of the Shares, and that Buyer purchase, acquire and accept the same, upon the terms and subject to the conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
1.1    Certain Definitions. As used in this Agreement, the following terms have the following meanings unless the context otherwise requires (such meanings to be equally applicable to both the singular and plural forms of the terms defined):
“Affiliate” means with respect to any Person, any other Person controlling, controlled by or under common control with such first Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
“Affiliated Seller Refund Taxes” means United States federal, state, local and foreign Income Taxes calculated on a consolidated, combined, unitary or other group basis with Seller or any Affiliate of Seller (other than solely with respect to one or more members of the Company Group).

“Asset Purchase Agreement” means that certain Asset Purchase Agreement, dated January 28, 2014, by and between the Company and Avaya Fed, as amended and restated from time to time.
“Benefit Arrangement” means any plan, program, policy, Contract or other arrangement providing for severance benefits, insurance coverage, life and health benefits (including medical, mental health, dental, vision and hospitalization), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, fringe benefits, incentive awards or benefits, retention awards or benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights or other forms of incentive compensation and/or post-retirement insurance, compensation or benefits that, in each case, (a) is not an Employee Plan, (b) is maintained or contributed to by the Company or an Affiliate of the Company, and (c) covers any Company Employee or any former Company Employee.
“Business” means the business conducted by the Company Group, including the business of directly and indirectly providing information technology and other professional services to U.S. federal government agencies, including pursuant to the Government Contracts included in the Material Contracts; provided, however, that the Business shall not include the Excluded Business.
“Business Day” means a day other than a Saturday or a Sunday or other day on which commercial banks in New York are authorized or required by Law to close.
“Buyer’s Bank Facility” means the Amended and Restated Credit Agreement, dated as of April 10, 2012, by and among Camber Corporation, Credit Suisse AG, Cayman Islands Branch as Administrative Agent, and the other parties party thereto.

“Buyer Subsidiary” means any Person that is directly or indirectly controlled (as defined in the definition of Affiliate) by Buyer.

“Closing Cash” means all cash and cash equivalents held by the Company Group as of 11:59 p.m. on the day prior to the Closing Date, as determined in accordance with GAAP; provided, that the Closing Cash shall not include (a) an amount of cash necessary to cover all outstanding checks and wire transfers that have been mailed, transmitted or otherwise issued prior to such time and delivered by the Company or a Subsidiary (other than to another member of the Company Group) but have not cleared the applicable bank or other account of the Company Group and (b) any restricted cash.
“Closing Indebtedness Amount” means the aggregate amount of all Company Group Indebtedness as of 11:59 p.m. on the day prior to the Closing Date, as determined in accordance with GAAP; provided, that Closing Indebtedness Amount shall not include any indebtedness outstanding under the Seller Credit Facilities or any other obligations thereunder to the extent that, effective at or prior to the Closing, both (i) each member of the Company Group has been released from all obligations thereunder (including any obligations to pay principal or interest thereon and any guarantees or other credit support obligations thereunder) and (ii) all Liens thereunder against any assets or equity securities of the Company Group have been released and terminated, in each case in a manner that satisfies the condition set forth in Section 3.2(b).
“Closing Net Working Capital” means the net difference between the Current Assets and the Current Liabilities.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Company Employee” means each employee of the Company or a Subsidiary.
“Company Group” means, collectively, the Company and the Subsidiaries.
“Company Group Indebtedness” means, without duplication, (a) all obligations of the Company Group for borrowed money, (b) all indebtedness or obligations of the Company Group evidenced by bonds, debentures, notes or similar instruments or debt securities, (c) all indebtedness for the deferred purchase price of property or services, other than trade accounts payable arising, and accrued expenses incurred, each in the ordinary course of business so long as such trade accounts payable and accrued expenses have been outstanding not more than ninety (90) days after the date the respective goods are delivered or the respective services are rendered, (d) any liability in respect of banker’s acceptances or unreimbursed letters of credit or similar facilities (excluding, for avoidance of doubt, any outstanding but undrawn letters of credit incurred in the ordinary course of business), (e) any settlement or termination obligations of the Company Group under any interest rate, currency or other hedging or derivative Contract, net of any legally enforceable obligations to Company Group thereunder, (f) all indebtedness created or arising under any capital lease (short term or long term), conditional sale or other title retention agreements (excluding the Office Lease), (g) all principal, interest, fees, prepayment or other premiums, indemnities and other amounts owed with respect to the indebtedness referred to in clauses (a) through (f) above, (h) all indebtedness referred to in clauses (a) through (g) above which is directly or indirectly guaranteed (in substance and regardless of the form thereof) by any member of the Company Group or which any member of the Company Group has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss or for which such person has granted (or agreed to grant) a Lien on any of its assets, (i) any outstanding restructuring reserves within the Company Group, (j) any accrued but unpaid bonuses and the employer’s portion of any payroll Taxes related thereto, and (k) any rate variance liability related to, or associated with, any Company Group customer contracts associated with the Business.
“Company Intellectual Property” means the Intellectual Property that is owned by the Company and its Subsidiaries.
“Contracts” means all contracts, agreements, subcontracts, indentures, notes, bonds, loans, obligations, instruments, leases, mortgages, franchises, licenses, purchase orders, sale orders, proposals, bids, understandings or commitments, whether written or oral, that are legally binding.

“Current Assets” means the sum of the line items set forth on Exhibit A under the heading “Current Assets” as determined in accordance with GAAP but, for the avoidance of doubt, excluding (i) all cash, (ii) any assets associated with the Excluded Business and (iii) all current or deferred Income Tax assets. For the avoidance of doubt, Current Assets shall be calculated without giving effect to the Closing or the Transactions (other than actions taken prior to 11:59 p.m. on the day preceding the Closing Date).

“Current Liabilities” means the sum of the line items set forth on Exhibit A under the heading “Current Liabilities” as determined in accordance with GAAP but, for the avoidance of doubt, excluding (a) all Company Group Indebtedness, (b) all current or deferred Income Tax Liabilities and (c) all obligations to pay Transaction Expenses (other than Transaction Expenses that arise and are paid by Buyer or the Company Group after the Closing). For the avoidance of doubt, Current Liabilities shall include all current liabilities of the Company Group (without giving effect to the carve-out of the Excluded Business) and shall be calculated without giving effect to the Closing or the Transactions (other than actions taken prior to 11:59 p.m. on the day preceding the Closing Date).

“DCAA” means the Defense Contract Audit Agency.
“December Balance Sheet Date” means December 31, 2013.
“Employee Plans” means any “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, that is subject to any provision of ERISA, including Title IV of ERISA, and is sponsored, maintained or contributed to by the Company or any Affiliate of the Company in whole or in part for the benefit of any Company Employee or former Company Employee.
“Environmental Claim” means, with respect to any Person, any Order, Proceeding, complaint or claim by or from any other Person alleging or asserting (a) any liability for investigatory costs, cleanup costs, remedial costs, response costs, damages to natural resources or other property or personal injuries arising out of or resulting from the presence, exposure of any Person to, or Release of any Hazardous Material, or (b) any violation of or liability under any Environmental Law or Environmental Permit.
“Environmental Law” means collectively (a) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, (b) the Resource Conservation and Recovery Act of 1976, as amended, (c) the Clean Water Act, as amended, (d) the Clean Air Act, as amended, and (e) any other applicable Laws that relate to protection of the environment or Releases or threatened Releases of Hazardous Materials or exposure of any Person to Hazardous Materials.
“Environmental Permit” means any Governmental Authorization required under or in connection with any Environmental Law.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Estimated Net Working Capital” means an amount equal to (i) Estimated Current Assets minus (ii) Estimated Current Liabilities.

“Estimated Net Working Capital Adjustment Amount” means an amount equal to (i) Estimated Net Working Capital minus (ii) the Net Working Capital Target.

“Excluded Business” means the business of (i) performing the obligations of the Company or Avaya Fed under the Novated Contracts or the other Contracts of the Company Group assigned to Avaya Fed pursuant to the Asset Purchase Agreement and/or (ii) performing and discharging the Assumed Liabilities (as defined in the Asset Purchase Agreement), in each case, regardless of whether such performance was undertaken by the Company Group or Avaya Fed or was conducted prior to or after the date hereof.

“Excluded Employees” means each employee who provides services to the Company or a Subsidiary but is not a Company Employee.
“Facilities” means all real property leased or operated by the Company (including the Leased Real Property) or any Subsidiary and any buildings, facilities, or other structures located on, in, under, or above such real property.
“FEMA Contract” means Government Contract number HSFE50-12-C-0419, by and between the Company and the Federal Emergency Management Agency, dated as of September 25, 2012.
“Final Closing Statement” means the Closing Statement as finally determined in accordance with Section 2.3.
“Final Purchase Price” means an amount equal to (i) One Hundred Million Dollars ($100,000,000), plus (ii) the total amount of Final Closing Cash, less (iii) the Final Closing Indebtedness Amount, plus (iv) if the Final Net Working Capital Adjustment Amount is a positive number, the Final Net Working Capital Adjustment Amount, less (v) if the Final Net Working Capital Adjustment Amount is a negative number, the absolute value of the Final Net Working Capital Adjustment Amount, and less (vi) the Final Transaction Bonuses.

“Final Net Working Capital Adjustment Amount” means an amount equal to (i) Final Closing Net Working Capital minus (ii) the Net Working Capital Target.

“GAAP” means United States generally accepted accounting principles consistently applied throughout the periods presented.
“Government Bid” means any outstanding or pending quotation, bid or proposal made by the Company or any Subsidiary for the sale of goods or the provision of services, which, if accepted or awarded, would lead to a Government Contract.
“Government Contract” means any Contract entered into between the Company or any Subsidiary and (a) any Governmental Entity, (b) any prime contractor to any Governmental

Entity (in its capacity as such), or (c) any subcontractor (of any tier) in connection with or with respect to any Contract between another Person and any Governmental Entity.
“Governmental Authorization” means any consent, license, registration, authorization or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law.
“Governmental Entity” means any court, tribunal, arbitrator or any government or political subdivision thereof, whether federal, state, county, local or foreign, or any agency, authority, official or instrumentality of any such government or political subdivision.
“Hazardous Material” means (a) any petroleum, petroleum product or by-product, crude oil, natural gas, radioactive materials, polychlorinated biphenyls, and asbestos or asbestos-containing materials; and (b) any chemicals, materials, substances or wastes that are defined as or included in the definition of hazardous substances, hazardous wastes, hazardous materials, toxic substances, pollutants, contaminant or words of similar import, or otherwise regulated, under any Law included in clauses (a) through (d) of the definition of Environmental Laws.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Income Tax” means any federal, state, local, or foreign Tax based on or measured by reference to net income.
“Income Tax Return” means any Tax Return required to be filed with any Governmental Entity with respect to Income Taxes.
“Indemnified Person” means any Person(s) claiming indemnification under any provision of Article VIII.
“Indemnifying Person” means any Person(s) against whom a claim for indemnification is being asserted under any provision of Article VIII.
“Insurance Proceeds” means monies (i) received by an insured from an insurance carrier or (ii) paid by an insurance carrier on behalf of any insured, in either case net of any applicable premium adjustment, retrospectively-rated premium, deductible, retention, or cost of reserve paid or held by or for the benefit of such insured.
“Intellectual Property” means (a) copyrightable works, all copyrights and all applications, registrations and renewals thereof (“Copyrights”), (b) Marks and all applications, registrations and renewals thereof, (c) patents and patent applications (“Patents”), (d) inventions and invention disclosures, (e) proprietary formulations, know-how, confidential business information (including all formulas, compositions, inventions, processes and techniques, drawings and designs, technical data, customer and supplier data, pricing and cost information), trade secrets, and other technical information and technology, (f) all computer software(including data and related documentation), and (g) copies and tangible embodiments of any of the foregoing in whatever form or medium.

“Inventory” means all supplies and inventory, as defined by GAAP, including raw materials, work-in-progress, finished goods, spare parts, accessories, goods to be furnished and packaging.
“Knowledge of Buyer” means and shall be limited to the actual knowledge, after reasonable inquiry, of Walter Batson, Jr., Kelly Peevy and Mike Whyte.
“Knowledge of Seller” means and shall be limited to the actual knowledge, after reasonable inquiry, of Stanley Grant, Adesh Jain, Michael Paige, Anil Patibandla, Peter Fish and Charles Riddle.
“Law” means any law, statute, rule, regulation, code, constitution, treaty, ordinance, legally binding guidance document, or other pronouncement having the effect of law of the United States of America, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental Entity.
“Letter of Credit” means the Irrevocable Standby Letter of Credit No: 63656640 issued by Citibank, N.A., dated January 13, 2011, where the Applicant is Seller, on behalf of the Company, in an amount of $600,000 and with an expiration of January 31, 2015.
“Liabilities” means any direct or indirect liability, indebtedness, claim, loss, damage, deficiency, assessment, fine, penalty, obligation or responsibility of any kind or nature, whether fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, asserted or unasserted, due or to become due, accrued, absolute, known or unknown, contingent or otherwise.
“Lien” means any lien, encumbrance, pledge, security interest, charge, mortgage, deed of trust, option, rights of first refusal or restriction on transfer of title or voting.
“Loss” or “Losses” means any Liability, judgment, settlement, cost or expense (including reasonable attorneys’ fees and disbursements and the costs of litigation) of any nature.
“Marks” means trade names, fictional business names, trade dress rights, registered and unregistered trademarks and service marks and logos, including any Internet domain names, and applications therefor, together with all translations, adaptations, derivations and combinations and like intellectual property rights.
“Material Adverse Effect” means any circumstance, change, event or effect (any such item, an “Effect”) that, individually or in the aggregate with all other Effects, (i) is materially adverse to the business, assets, results of operations or financial condition of the Company Group taken as a whole or (ii) is materially adverse to the ability of Seller to perform its obligations under this Agreement or any other Transaction Document or on the ability of Seller to consummate the Transactions, but excluding (a) Effects that are generally applicable to the industries and markets in which the Company Group operates, (b) Effects arising out of changes in the United States or world financial markets or general economic conditions, (c) Effects arising out of any changes in applicable Laws or changes in GAAP after the date hereof, (d) Effects arising out of the execution or delivery of this Agreement or the Transactions or the public announcement thereof, (e) Effects arising out of any action expressly required to be taken pursuant to this Agreement or taken with the written consent of, or at the written request of, Buyer or (f) Effects arising out of any acts of God, natural disasters, acts of terrorism or war (whether or not declared), or any escalation or worsening of acts of war; except with respect to clauses (a), (b), (c) and (f) to the extent that such Effect(s) have a disproportionate impact on the Company Group relative to the other participants in the industry in which the Business operates.
“Net Working Capital Target” means eleven million two hundred thousand dollars ($11,200,000).
“Neutral Accounting Firm” means Grant Thornton LLP or such other independent accounting firm of nationally recognized standing that is acceptable to Buyer and Seller.
“Non-Disclosure Agreement” means that certain confidentiality agreement dated October 11, 2013, by and between Seller and New Mountain Capital, L.L.C., an Affiliate of Buyer.
“Novation Support Agreement” means that certain Novation Support Agreement by and between the Company and Avaya Fed, dated as of February 16, 2014 and effective as of January 28, 2014.
“Office Building” means the building known as Fair Lakes Seven, located at Fair Lakes Circle, Fairfax, Virginia 22033.
“Office Lease” means that certain Office Lease Agreement, dated February 5, 2001, by and between Building VII Associates, L.C. (f/k/a Building VI Associates, L.C.) and the Company (f/k/a Nortel Government Solutions Incorporated and PEC Solutions, Inc.), and exhibits thereto, as amended by the First Amendment to Lease Agreement, dated May 7, 2001, the Second Amendment to Lease Agreement, dated May 11, 2001, the Third Amendment to Lease Agreement, dated November 22, 2002 and the Fourth Amendment to Lease Agreement, dated January 29, 2003.
“Office Lease Sublease” means the following sublease under the Office Lease: Office Sublease Agreement by and between the Company and Tiber Creek Consulting, Inc., dated November 21, 2013.
“Order” means any writ, judgment, decree, injunction or similar order of any Governmental Entity or any binding arbitral award, in each case whether preliminary or final.
“Permitted Lien” means, with respect to any Person, (a) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings if adequate reserves are maintained on such Person’s books in accordance with GAAP, (b) any statutory Lien arising in the ordinary course of business by operation of Law securing obligations not yet due and payable or being contested in good faith by appropriate proceedings if adequate reserves are maintained on such Person’s books in accordance with GAAP, (c) any Lien affecting any property, real or personal, that is created pursuant to any lease of property, real or personal, the obligations under which are capitalized on the Financial Statements, (d) any Lien affecting any Intellectual Property that is created pursuant to a license of that Intellectual Property, and (e)

with respect to Real Property, (1) any encroachment, encumbrance, variation or adverse circumstance affecting title to such Real Property that would be disclosed by an accurate and complete land survey and which would not reasonably be expected to materially impair the continued use of such Real Property in the operation of the business of the Company Group as currently conducted and (2) all recorded easements, covenants and other restrictions that are recorded in the public land records applicable to such Real Property.
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.
“Pre-Closing Consolidated Income Tax Return” means, with respect to any member of the Company Group, a consolidated, combined, unitary or similar Income Tax Return that includes such member of the Company Group and Seller or any Affiliate of Seller (other than any consolidated, combined, unitary or similar Income Tax Return that includes only members of the Company Group) and which is filed in respect of a taxable period of such member of the Company Group ending on or before the Closing Date. For the avoidance of doubt, the Pre-Closing Consolidated Income Tax Returns of the members of the Company Group shall include the returns listed on Schedule 1.1(a).
“Pre-Closing Income Tax Return” means any Income Tax Return of a member of the Company Group with respect to a Taxable period ending on or before the Closing Date.
“Pre-Closing Income Taxes” means all Income Taxes of any member of the Company Group for any Pre-Closing Tax Period.
“Pre-Closing Non-Income Taxes” means all Taxes of any member of the Company Group for any Pre-Closing Tax Period that are not Income Taxes.
“Pre-Closing Separate Income Tax Return” means, with respect to any member of the Company Group, a Pre-Closing Income Tax Return of such member of the Company Group that is not a Pre-Closing Consolidated Income Tax Return.
“Pre-Closing Separate Tax Returns” means, with respect to any member of the Company Group, a Tax Return of such member of the Company Group with respect to any Taxable period ending on or before the Closing Date that is not a Pre-Closing Consolidated Income Tax Return.
“Pre-Closing Straddle Schedule” means a computation of Tax liability for the portion of the applicable Straddle Period ending on the Closing Date taking into account only those items attributable to the portion of such Straddle Period through the Closing Date based on the provisions of Section 7.6(g).
“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.
“Proceeding” means any action, suit, proceeding, litigation, or arbitration by any Person, or any investigation or audit by any Governmental Entity.

“Real Property” means real property together with all easements, licenses, interests and all of the rights arising out of the ownership thereof or appurtenant thereto and together with all buildings, structures, facilities, fixtures and other improvements thereon.
“Release” means any release, spill, emission, leaking, disposal, dumping, discharge, dispersal, leaching, escaping, emanation or migration of any Hazardous Material in or into the indoor or outdoor environment.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the Securities and Exchange Commission thereunder.
“Seller Affiliated Group” means Seller and the members of the affiliated group of corporations of which Seller is the common parent corporation within the meaning of Section 1504(a)(1) of the Code, including, through the Closing Date, the Company and the Subsidiaries.
“Seller Credit Facilities” means those credit facilities of Seller and its Affiliates set forth on Schedule 1.1(b).
“Seller Marks” means all Marks owned by Seller or any Affiliate of Seller (other than the Company or a Subsidiary). For the avoidance of any doubt, the Seller Marks include the “Avaya” name and all logos and service marks used in connection therewith.
“Seller Subsidiary” means any Person that is directly or indirectly controlled (as defined in the definition of Affiliate) by Seller.
“Straddle Period” means any Taxable period beginning on or before and ending after the Closing Date.
“Subcontracts” means the Subcontracts on terms acceptable to Buyer, Seller and Avaya Fed to be entered into as of the Closing Date by and between Avaya Fed and the Company, term sheets (and/or preliminary forms of purchase order) for which are attached hereto as Exhibit B-1 and B-2, and subject to further negotiation and finalization pursuant to Section 7.16.
“Sub-Lease” means a Sub-Lease on terms acceptable to Buyer and Seller to be entered into as of the Closing Date by and between Seller and the Company, a term sheet for which is attached hereto as Exhibit C, and subject to further negotiation and finalization pursuant to Section 7.16.
“Tangible Property” means tangible personal property, including all furniture, fixtures, equipment, motor vehicles, computers, office equipment and apparatuses, tools, machinery and supplies.
“Tax” or “Taxes” (and, with correlative meanings “Taxable” or “Taxing”) mean, with respect to any Person, (i) all U.S. federal, state, local, provincial, foreign or other taxes, customs, tariffs, imposts, levies, duties, government fees or other assessments or charges of any kind (including all net or gross income, franchise, sales, use, estimated, ad valorem, transfer, stamp, license, recording, employment (including federal and state income tax withholding, backup withholding, FICA, FUTA, unemployment or other payroll taxes), unemployment, worker’s compensation, environmental, excise, severance, stamp, occupation, premium, prohibited transaction, property, value-added, net worth, escheat, unclaimed property, bank shares, withholding, deed, alternative or add minimum, profits, windfall profits, transaction, lease, service, service user, energy, capital premium, or any other taxes, customs, tariffs, imposts, levies, duties, government fees or other assessments or charges), (ii) any interest, penalties and additions imposed with respect to such amounts, and (iii) any Tax Liabilities of any other Person by Contract, as a transferee or successor to another Person, or under Treasury Regulations Section 1.1502-6 or any analogous provisions of state, local or foreign Law.
“Tax Return” means any U.S. federal, state, local, provincial and foreign return, declaration, claim for refund, form, statement, report, schedule, information return or similar statement or document (including any related or supporting information or schedule attached thereto), and any amendment thereof filed or required to be filed with any Taxing Authority in connection with the determination, assessment or collection of any Tax or Taxes.
“Taxing Authority” means any federal, state, local or foreign government or subdivision, agency, commission or authority thereof, or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or other imposition of Taxes.
“Transaction Bonuses” means the retention bonuses payable by the Company to Company Employees at or after the Closing and set forth on Schedule 1.1(c), including the employer’s portion of any payroll Taxes related thereto.
“Transaction Documents” means (a) this Agreement, (b) the Transition Services Agreement, (c) the Subcontract, (d) the Sub-Lease and (e) all other agreements, certificates and instruments to be executed by Buyer, Seller, the Company and/or Avaya Fed at or prior to the Closing pursuant to this Agreement.
“Transaction Expenses” means all expenses and costs of Seller or the Company Group incurred in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Transactions and that are owing to Transaction Service Providers; provided, however, that the Transaction Expenses shall include any payment obligation for any such expenses and costs triggered by the Closing.
“Transaction Service Providers” means all accountants, attorneys, investment bankers, consultants and other advisers and service providers (excluding all Company Employees) that have provided services (including data room access) to Seller or the Company Group in connection with the negotiation, preparation and execution of this Agreement or the consummation of the Transactions.
“Transactions” means the transactions contemplated by the Transaction Documents.
“Transition Services Agreement” means a Transition Services Agreement on terms acceptable to Buyer and Seller to be entered into as of the Closing Date by and between Buyer and Seller, providing for the services described on Exhibit D and subject to further negotiation and finalization pursuant to Section 7.16.
“Treasury Regulations” or “Treas. Reg.” means the regulations promulgated under the Code by the U.S. Department of the Treasury.
1.2    Certain Additional Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective Sections of this Agreement set forth opposite each such term below:

Term	Section
338(h)(10) Election	7.6(o)
Section 338 Election Forms	7.6(o)
Accounting Arbitrator	2.3(d)(i)
ACTI	Recitals
Agreed Claims	8.6
Agreement	Preamble
Avaya Fed	Preamble
Business Government Contracts	4.8(a)(xi)
Buyer	Preamble
Buyer Affiliates	7.10(c)
Buyer Deductible	8.2
Buyer Indemnified Party	7.6(n)
Claim Notice	8.4
Closing	3.1
Closing Date	3.1
Closing Purchase Price	2.2(b)
Closing Statement	2.3(a)
Company	Preamble
Company Insurance Policies	4.21
Consultants	4.14(b)
Continuing Employees	7.4(a)
Copyrights	1.1
December Balance Sheet	4.6(a)
De Minimis Amount	8.1
Determination Date	2.3(d)(v)
Disagreement Notice	2.3(c)
DOJ	7.5(a)
Effect	1.1
End Date	9.1(b)
Enforceability Exceptions	4.2(a)
Estimated Closing Cash	2.2(a)
Estimated Closing Indebtedness Amount	2.2(a)
Estimated Closing Statement	2.2(a)
Estimated Current Assets	2.2(a)
Estimated Current Liabilities	2.2(a)
Estimated Transaction Bonuses	2.2(a)

Excluded Plans	7.4(d)
Export Control Laws	4.22(b)
FAR	4.9(c)
Final Closing Cash	2.3(d)(iv)
Final Closing Indebtedness Amount	2.3(d)(iv)
Final Closing Net Working Capital	2.3(d)(iv)
Final Current Assets	2.3(d)(iv)
Final Current Liabilities	2.3(d)(iv)
Final Transaction Bonuses	2.3(d)(iv)
Financial Statements	4.6(a)
FIRPTA Certificate	7.6(l)
FTC	7.5(a)
IITC	Recitals
Indemnity Cap	8.1
Leased Real Property	4.10(b)
Leases	4.10(b)
Lien Releases	7.12(d)
Material Contracts	4.8(a)
Material Owned Company IP	4.11(a)
Non-Continuing Employees	7.4(h)
Novated Contracts	7.14(a)
Novation Agreement	7.14(a)
Novation Approval	7.14(a)
Novation Request	7.14(a)
Patents	1.1
Payoff Letters	7.12(c)
Qualified Plan	4.16(e)
Reasonable Basis	7.6(b)
Related Party	4.20
Resolution Period	2.3(d)(i)
Restricted Business	7.17(a)
Sanctions Laws	4.22(b)
Section 7.6(d) Deliverable	7.6(d)
Seller	Preamble
Seller’s 401(k) Plan	7.4(c)
Seller Lower Tier Affiliates	7.10(b)
Seller Deductible	8.1
September Balance Sheet	4.6(a)
Shares	Recitals
Straddle Income Tax Returns	7.6(c)
Straddle Non-Income Tax Returns	7.6(c)
Subsidiaries	Recitals
Substantial Authority	7.6(i)
Tax Contest	8.8(b)

Tax Controversy	8.8(a)
Territory	7.17(a)
Third-Party Claim	8.5(a)
Transfer Taxes	7.6(m)

1.3    Accounting Terms. All accounting terms shall have the meaning specified by GAAP unless otherwise specified.
1.4    Monetary Terms. All references to “Dollars” or “$” shall mean U.S. Dollars unless otherwise specified.
ARTICLE II
SALE AND TRANSFER OF SHARES
2.1    Sale and Purchase of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer, assign and convey all of the right, title and interest in the Shares to Buyer free and clear of all Liens (other than generally applicable restrictions on transfer imposed by applicable securities laws), and Buyer shall purchase and accept, and pay the Closing Purchase Price for, all of the Shares.
2.2    Closing Purchase Price.
(a)    Estimated Closing Statement. At least three (3) Business Days prior to the Closing, Seller shall or shall cause the Company to deliver to Buyer a written statement (the “Estimated Closing Statement”) setting forth in reasonable detail the Company’s good faith estimate of each of (i) Closing Cash (“Estimated Closing Cash”), (ii) the Closing Indebtedness Amount (the “Estimated Closing Indebtedness Amount”), (iii) Current Assets (“Estimated Current Assets”), (iv) Current Liabilities (“Estimated Current Liabilities”), (v) the Estimated Net Working Capital Adjustment Amount, (vi) the Transaction Bonuses (the “Estimated Transaction Bonuses”) and (vii) the Closing Purchase Price, each of which shall be certified by the chief financial officer or treasurer of Seller as being true and correct, together with reasonable supporting schedules and data to support the calculations and estimates set forth therein. The foregoing items shall be calculated in accordance with this Agreement and Exhibit A hereto.
(b)    Closing Purchase Price. The aggregate purchase price to be paid by Buyer to Seller for the Shares at the Closing (the “Closing Purchase Price”) shall be an amount equal to (i) One Hundred Million Dollars ($100,000,000), plus (ii) the total amount of Estimated Closing Cash, less (iii) the Estimated Closing Indebtedness Amount, plus (iv) if the Estimated Net Working Capital Adjustment Amount is a positive number, the Estimated Net Working Capital Adjustment Amount, less (v) if the Estimated Net Working Capital Adjustment Amount is a negative number, the absolute value of the Estimated Net Working Capital Adjustment Amount, and less (vi) the Estimated Transaction Bonuses. The full amount of the Closing Purchase Price shall be payable by Buyer to Seller at the Closing in cash by wire transfer of immediately available funds to the bank account of Seller, such account to be designated by Seller at least three (3) Business Days prior to the Closing Date.

(c)    Restrictions. The Company shall not, and shall cause the Subsidiaries not to (i) incur any Company Group Indebtedness after 11:59 p.m. on the day immediately preceding the Closing Date (excluding any Lien or guaranty constituting Company Group Indebtedness outstanding under the Seller Credit Facilities which will be terminated and released at Closing), (ii) use any cash to pay any Transaction Expenses or repay any Company Group Indebtedness after 11:59 p.m. on the day immediately preceding the Closing Date, or (iii) distribute any cash or other Company Group assets of any kind to Seller or any of its Affiliates (other than another member of the Company Group) after 11:59 p.m. on the day immediately preceding the Closing Date.
(d)    Payment of Transaction Expenses; Transaction Bonuses. At the Closing, Seller shall pay in full all Transaction Expenses that are unpaid as of the Closing Date. Not later than ten (10) Business Days after the Closing, Buyer shall cause the Company to pay in full (subject to Section 3.3) to the applicable Company Employees all of the Transaction Bonuses.
2.3    Post-Closing Purchase Price Adjustment.
(a)    Closing Statement. Within ninety (90) days after the Closing Date, Buyer shall deliver to Seller a written statement (the “Closing Statement”) setting forth Buyer’s good faith calculation of each of (i) Closing Cash, (ii) the Closing Indebtedness Amount, (iii) Current Assets, (iv) Current Liabilities, (v) the Closing Net Working Capital, (vi) the Transaction Bonuses and (vii) based upon the foregoing, an estimate of the Final Purchase Price, each of which shall be certified by the chief financial officer of Buyer as being true and correct, together with reasonable supporting schedules and data to support the calculations and estimates set forth therein. The foregoing items shall be calculated in accordance with this Agreement and Exhibit A.
(b)    Access to Information. Following the delivery of the Closing Statement and until the Closing Statement has become final and binding as set forth in Section 2.3(d), Seller and its representatives shall, upon Seller’s reasonable request, have reasonable access to any books, work papers, schedules or records (including the books, work papers, schedules and records of any accountants, independent auditors or other agents of Buyer or the Company Group), used in the preparation of the Closing Statement, and, to the extent available, to the personnel who prepared or assisted in the preparation of the Closing Statement and to other employees of or advisors to Buyer or the Company Group to the extent access is reasonably required for Seller and its representatives to assess the accuracy of the Closing Statement; provided, (i) that such review and access shall not unreasonably interfere with the normal conduct of business by Buyer or the Company Group and (ii) that such review and access to such books, work papers, schedules or records of any accountants or independent auditors (or to any personnel of such accountants or independent auditors) shall be subject to such terms as are reasonably imposed by such accountants or auditors, including execution of a customary access letter.
(c)    Disagreement Notice. If Seller disagrees with the Closing Statement and/or Buyer’s determination of Closing Cash, the Closing Indebtedness Amount, Current Assets, Current Liabilities, the Closing Net Working Capital, or the Transaction Bonuses as

shown on the Closing Statement, Seller shall notify Buyer in writing of such disagreement within forty-five (45) days after delivery of the Closing Statement, which notice shall describe the nature of any such disagreement in reasonable detail, identify the specific items involved and, to the extent practicable, Seller’s estimate of the dollar amount of each such disagreement and provide reasonable supporting documentation for each such disagreement (any such notice, a “Disagreement Notice”). If Seller fails to deliver such notice in such forty-five (45) day period, Seller shall have waived its right to contest, and shall be deemed to have agreed to, the Closing Statement and the determinations of Closing Cash, the Closing Indebtedness Amount, Current Assets, Current Liabilities, the Closing Net Working Capital and the Transaction Bonuses set forth therein. Seller has the right at any point during the forty-five (45) day period after the delivery of the Closing Statement to waive the right to submit a Disagreement Notice and agree upon the determinations of Closing Cash, the Closing Indebtedness Amount, Current Assets, Current Liabilities, the Closing Net Working Capital and the Transaction Bonuses as shown on the Closing Statement. To the extent Seller provides a Disagreement Notice within such forty-five (45) day period, all items with which Seller does not disagree shall be final, binding and conclusive for purposes of this Section 2.3.
(d)    Resolution of Disputes.
(i)    If Seller delivers to Buyer a Disagreement Notice with respect to the Closing Statement, Buyer and Seller shall negotiate in good faith to resolve their differences for thirty (30) days following the date of such notice (the “Resolution Period”), and any written resolution by them as to any disputed item or amount shall be final and binding for all purposes under this Agreement. If, at the conclusion of the Resolution Period, Buyer and Seller are unable to resolve all disagreements identified by Seller pursuant to Section 2.3(c), then such disagreements shall be submitted for final and binding resolution to the Neutral Accounting Firm to resolve such disagreements (the “Accounting Arbitrator”) in accordance with this Section 2.3(d).
(ii)    The Accounting Arbitrator shall consider only those items and amounts set forth in the Closing Statement as to which Buyer and Seller have disagreed and must resolve each matter in accordance with the terms and provisions of this Agreement and shall deliver to Buyer and Seller, as promptly as practicable and in any event within sixty (60) days after its appointment, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement. The Accounting Arbitrator shall make its determination based solely on presentations and supporting material provided by Buyer and Seller and not pursuant to any independent review. Buyer and Seller shall provide copies to one another of all written submissions to the Accounting Arbitrator and shall be permitted to attend (and shall receive reasonable advance written notice of) any meeting with or presentations to the Accounting Arbitrator. Buyer and Seller shall each use commercially reasonable efforts to make its presentations as promptly as practicable following submission to the Accounting Arbitrator of the disputed items (but in no event later than fifteen (15) days after engagement of the Accounting Arbitrator), and Buyer and Seller shall each be entitled, as part of its presentation, to respond to the presentation of the other party and any questions and requests of the Accounting Arbitrator. In deciding any matter or item in dispute, the Accounting Arbitrator (A) shall be bound by the provisions of this Section 2.3 and (B) may not assign a value to any item (x) greater than the greatest value for such matter or item claimed (1) by Buyer in the Closing Statement or (2) by Seller in the Disagreement Notice or (y) less than the smallest value for such matter or item claimed (1) by Buyer in the Closing Statement or (2) by Seller in the Disagreement Notice. No party shall disclose to the Accounting Arbitrator, and the Accounting Arbitrator shall not consider for any purpose, any settlement discussions or settlement offer made by any party, unless otherwise agreed in writing by the parties.
(iii)    The determination of the Accounting Arbitrator shall be final and binding upon Buyer and Seller, absent manifest error by the Accounting Arbitrator. The determination of the Accounting Arbitrator shall not be deemed an award subject to review under the Federal Arbitration Act or any other similar statute. Judgment may be entered upon the determination of the Accounting Arbitrator in any court having jurisdiction over the party against which such determination is to be enforced. The fees, expenses and costs of the Accounting Arbitrator shall be borne one-half by Buyer and one-half by Seller.
(iv)    The amounts that are finally and conclusively determined to be Closing Cash, the Closing Indebtedness Amount, Current Assets, Current Liabilities, Closing Net Working Capital, and the Transaction Bonuses pursuant to this Section 2.3 (whether by reason of the absence of any dispute by Seller or the resolution of any dispute by the parties and/or the Accounting Arbitrator) shall constitute the “Final Closing Cash,” the “Final Closing Indebtedness Amount,” the “Final Current Assets,” the “Final Current Liabilities,” the “Final Closing Net Working Capital” and the “Final Transaction Bonuses,” respectively.
(v)    The first date on which all of the Final Closing Cash, Final Closing Indebtedness Amount, Final Current Assets, Final Current Liabilities, Final Closing Net Working Capital and Final Transaction Bonuses have all been determined in accordance with this Section 2.3 is hereinafter referred to as the “Determination Date.”
(e)    Post-Closing Adjustment. If the Final Purchase Price is greater than the Closing Purchase Price, within three (3) Business Days after the Determination Date, Buyer shall pay Seller an amount equal to the difference between the Final Purchase Price and the Closing Purchase Price. If the Closing Purchase Price is greater than the Final Purchase Price then within three (3) Business Days after the Determination Date, Seller shall pay Buyer an amount equal to the difference between the Closing Purchase Price and the Final Purchase Price. Any payment pursuant to this Section 2.3(e) shall be made by wire transfer of immediately available funds to a bank account designated by the recipient of such funds in a written notice to the party required to pay such amount.
ARTICLE III
CLOSING
3.1    Closing. The Closing hereunder (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of Crowell & Moring LLP, 1001 Pennsylvania Avenue, N.W., Washington, DC 20004 on the first Business Day that is at least two (2) Business Days after satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions); provided, that the Closing shall not occur before April 1, 2014, unless it occurs on March 17, 2014 or March 31, 2014, or at such other date or at such other place or time as the parties may mutually agree upon (such date of the Closing is hereinafter referred to as the “Closing Date”).
3.2    Payment of Purchase Price; Closing Deliverables.
(a)    At or prior to the Closing, subject to the terms and conditions of this Agreement, Buyer shall (i) deliver to Seller the Closing Purchase Price in accordance with Section 2.2(b), (ii) deliver to Seller a certificate dated as of the Closing Date and signed by an authorized senior executive officer of Buyer confirming the matters set forth in Section 6.2(a) and Section 6.2(b) and (iii) deliver to Seller the Transition Services Agreement duly executed by Buyer in accordance with Section 7.16.
(b)    At or prior to the Closing, subject to the terms and conditions of this Agreement, Seller shall (i) deliver to Buyer a stock certificate representing the Shares, duly endorsed for transfer or accompanied by a duly executed stock power in proper form for transfer, (ii) execute and deliver to Buyer the FIRPTA Certificate, (iii) deliver to Buyer written resignations of all of the officers and directors of the Company and the Subsidiaries; (iv) deliver the share books, share ledgers, minute books and corporate seals of the Company and each Subsidiary, (v) deliver to Buyer a certificate dated as of the Closing Date and signed by an authorized senior executive officer of Seller confirming the matters set forth in Section 6.1(a), Section 6.1(b) and Section 6.1(c), (vi) deliver to Buyer the Section 338 Election Forms pursuant to Section 7.6(o), (vii) deliver to Buyer the Transition Services Agreement, Subcontract and Sub-Lease (and the consent of the landlord thereto) duly executed by Seller and/or the Company, as applicable, in accordance with Section 7.16, (viii) deliver to Buyer evidence of the termination of the intercompany Contracts pursuant to Section 7.12(a), in each case in form and substance reasonably satisfactory to Buyer, (ix) deliver to Buyer the Payoff Letters pursuant to Section 7.12(c), (x) deliver to Buyer evidence of the Lien Releases pursuant to Section 7.12(d), and (xi) deliver to Buyer evidence of the assignment of the Office Lease and the Office Lease Sublease (and the consent of the landlord thereto) to Seller pursuant to Section 7.15.
(c)    At or prior to the Closing, subject to the terms and conditions of this Agreement, Avaya Fed shall deliver to Buyer the Subcontract duly executed by Avaya Fed in accordance with Section 7.16.
3.3    Withholding. The parties hereto shall be entitled to withhold Taxes from any payments pursuant to this Agreement in accordance with applicable Laws. Any amount which is withheld and paid to a Taxing Authority as permitted by this Section 3.3 will be deemed for purposes of this Agreement to have been paid to the Person with regard to whom it is withheld.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents and warrants to Buyer that the statements contained in this Article IV are true and correct, except as set forth in the Schedules referenced in this Article IV. The disclosures in any such Schedule shall qualify other Sections and subsections in this Article IV to the extent it is reasonably apparent from a reading of the disclosure that such disclosure also is applicable to such other Sections and subsections (other than Section 4.1 (Organization, Power, Standing), Section 4.2 (Due Authorization, Title), Section 4.3 (Capitalization) and Section 4.17 (Environmental Matters). The inclusion of any information in a Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the Company Group, has resulted in or would reasonably be expected to result in a Material Adverse Effect, or is outside the ordinary course of business.
4.1    Organization, Power, Standing. Each of Seller, Avaya Fed, the Company and each Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to conduct its business as it is now being conducted, except where the failure to have such power and authority would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company and the Subsidiaries is duly qualified or licensed to do business and (to the extent applicable) is in good standing in each jurisdiction in which the property leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified, licensed and in good standing would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Seller has made available to Buyer a true and complete copy of the Company’s certificate of incorporation and bylaws and the organizational documents of each Subsidiary, in each case as currently in effect, and no other organizational documents are applicable or binding upon the Company or its Subsidiaries.
4.2    Due Authorization, Title.
(a)    Seller and Avaya Fed have full power and authority to execute this Agreement and the Transaction Documents to which it is, or is specified to be, a party. The execution and delivery by Seller and Avaya Fed, as applicable, of such Transaction Documents, the performance by them of their respective obligations hereunder and thereunder, and the Transactions have been duly and validly authorized by all necessary corporate action on the part of Seller and Avaya Fed, as applicable. This Agreement has been, and each of such other Transaction Documents, when executed, will be, duly executed and delivered by Seller and Avaya Fed, as applicable, constitute legal, valid and binding obligations of Seller and Avaya Fed, as applicable, enforceable in accordance with their respective terms, except as such enforcement may be limited by (a) bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting the rights and remedies of creditors, and (b) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at Law) (collectively, the “Enforceability Exceptions”).
(b)    The Company has full power and authority to execute this Agreement and the Transaction Documents to which it is, or is specified to be, a party. The execution and delivery by the Company of such Transaction Documents, the performance by it of its obligations hereunder and thereunder, and the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company. This Agreement has been, and each of such other Transaction Documents, when executed, will be, duly executed and delivered by the Company and constitute legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except as such enforcement may be limited by the Enforceability Exceptions.
(c)    Seller has good and valid title to the Shares, free and clear of any Liens, other than restrictions on transfer that may be imposed by generally applicable securities Laws and other than those Liens that will be terminated or released at or prior to Closing. Seller has the power and authority to sell, transfer, assign, convey and deliver the Shares, and such delivery will convey to Buyer at the Closing good and valid title to the Shares, free and clear of all Liens, other than restrictions on transfer that may be imposed by generally applicable securities Laws.
4.3    Capitalization.
(a)    The entire authorized capital stock of the Company consists of one million (1,000,000) shares of common stock, with a par value of one cent ($.01) per share, of which one hundred (100) shares are issued and outstanding. All of the Shares are beneficially and legally owned by Seller, are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and issued in compliance with generally applicable securities Laws or exemptions therefrom. There are no outstanding options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any kind to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound obligating the Company or any Subsidiary to issue, transfer, repurchase, or sell any shares of capital stock, or other equity interest in, the Company or any Subsidiary or any securities convertible into or exchangeable for such shares or equity interests, or to make any payment based upon the value thereof and there are no voting trusts or similar agreements to which Seller, the Company or any Subsidiary is a party with respect to the voting of the capital stock of the Company or any Subsidiary.
(b)    Schedule 4.3(b) sets forth, with respect to each Subsidiary: (i) the name of such Subsidiary; (ii) the number and type of outstanding capital stock of each such Subsidiary; (iii) the owners of such capital stock and (iv) the jurisdiction of organization of such Subsidiary. Except as set forth on Schedule 4.3(b), neither the Company nor any of its Subsidiaries, directly or indirectly, own or have any interest in the shares of capital stock or any other ownership interest in any Person and there is no outstanding Contract of any kind requiring the Company or any Subsidiary to make an investment in or to acquire the capital stock, or other equity interest in or any other security or other interest in any Person. All of the outstanding shares of capital stock or other equity interests, as applicable, of each of the Subsidiaries are free and clear of any Lien, other than restrictions on transfer that may be imposed by generally applicable securities Laws and other than those Liens that will be terminated or released at or prior to Closing, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and issued in compliance with generally applicable securities Laws or exemptions therefrom.
4.4    Governmental Authorizations. The execution, delivery and performance of this Agreement and the other Transaction Documents by Seller, Avaya Fed and the Company, and consummation of the Transactions, will not require on the part of Seller, Avaya Fed or any member of the Company Group any Governmental Authorization or any filing with or notification to any Governmental Entity, except with respect to the Governmental Authorizations, filings and notifications set forth on Schedule 4.4.
4.5    No Conflict, Third-Party Consents. Except as set forth on Schedule 4.5, the execution and delivery of this Agreement do not, and of the other Transaction Documents will not, and the consummation of the Transactions will not (a) violate or conflict with the provisions of the certificate or articles of incorporation or bylaws of Seller, Avaya Fed, the Company or any Subsidiary, (b) assuming the consents, registrations, filings and notices referred to in Schedule 4.5 have been obtained or made, result in or require, whether with or without notice, passage of time or both, the imposition of any Lien, other than a Permitted Lien, upon any of the assets of the Company Group, cause the acceleration or material modification of any obligation under, create in any party the right to terminate, constitute a default or breach of, or violate or conflict with the terms, conditions or provisions of, any Contract to which any member of the Company Group is party or by which its assets are bound, or (c) assuming receipt of all of the Governmental Authorizations, or making of filings and notifications contemplated, by Section 4.4 have been obtained or made, result in a breach or violation by Seller, Avaya Fed, the Company or any Subsidiary of any of the terms, conditions or provisions of any Law or Order; except with respect to clauses (b) and (c) as would not have, individually or in the aggregate, a Material Adverse Effect.
4.6    Financial Information.
(a)    Seller has made available to Buyer the following financial statements: (i) an unaudited consolidated balance sheet of the Company Group as of September 30, 2012, an unaudited consolidated balance sheet (such balance sheet, the “September Balance Sheet”) of the Company Group as of September 30, 2013 and the related unaudited statements of income and cash flows of the Company Group for the fiscal years ended September 30, 2012 and 2013; (ii) an unaudited consolidated balance sheet of the Company Group as of December 31, 2013, and the related unaudited statements of income and cash flows of the Company Group for the three months ended December 31, 2013; (iii) an unaudited consolidated balance sheet of the Company Group as of September 30, 2012, an unaudited consolidated balance sheet of the Company Group as of September 30, 2013, and the related unaudited statements of income of the Company Group for the fiscal years ended September 30, 2012 and September 30, 2013, in each case, subject to the adjustments set forth on Schedule 4.6(a) and excluding any assets or Liabilities of, and the results of any operations of, the Excluded Business; and (iv) an unaudited consolidated balance sheet of the Company Group as of December 31, 2013 (such balance sheet, the “December Balance Sheet”), and the related unaudited statements of income of the Company Group for the three months ended December 31, 2013, in each case, subject to the adjustments set forth on Schedule 4.6(a) and excluding any assets or Liabilities of, and the results of any operations of, the Excluded Business (all such financial statements described in clauses (i) - (iv) (inclusive) of this sentence, collectively, the “Financial Statements”). The Financial Statements (x) have been derived from the accounting records of the Company and the Subsidiaries, (y) have been prepared in accordance with GAAP (except that the Financial Statements reflect the pro forma adjustments expressly described therein (if any), do not include any adjustments or provisions for income Tax items, and lack footnotes and other presentation items normally included in audited financial statements), and (z) except as set forth on Schedule 4.6(a), reflect all adjustments that management reasonably believes are necessary for a fair statement of the financial condition and results of operations of the Company Group as at the dates and for the periods indicated.
(b)    Except as and to the extent reflected on the December Balance Sheet or on Schedule 4.6(b), the Company Group has no Liabilities of a nature required under GAAP to be reflected on a balance sheet other than Liabilities incurred since the December Balance Sheet Date in the ordinary course of business and consistent with past practice and which, in the aggregate, would not or would not reasonably be expected to be, material to the Company and its Subsidiaries.
4.7    Events Subsequent to December Balance Sheet Date. Except as set forth on Schedule 4.7 or as consented to in writing by Buyer, since the December Balance Sheet Date, there have not been any Effects which would have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth on Schedule 4.7, from the December Balance Sheet Date to the date of this Agreement, neither the Company nor any Subsidiary has:
(a)    amended its certificate of incorporation or bylaws (or equivalent organizational documents);
(b)    (i) issued, redeemed, split, combined or otherwise acquired any of the Shares or other equity interests, (ii) issued any option, warrant or right relating to the Shares or other equity interests or any securities convertible into or exchangeable for any of the Shares or other equity interests, (iii) entered into any contract with respect to the sale or voting of the Shares or other equity interests, or (iv) declared or paid any dividend or made any other payment or distribution on or with respect to the Shares or other equity interests;
(c)    engaged in any activity outside the ordinary course of the Business or the Excluded Business;
(d)    except for sales of products or services in the ordinary course of business consistent with past practice, sold, leased, transferred, or assigned any of its properties, rights or assets having a value in excess of $200,000;
(e)    except for the entry into or renewal of customer Contracts in the ordinary course of business consistent with past practice, entered into any Contract or agreed to any waiver of material rights under, material modification, amendment or extension of, any Contract requiring or likely to require payments to or from the Company Group in any one year of more than $200,000, and no such Contract has been terminated or cancelled, other than terminations due to the expiration of a Contract in the ordinary course;
(f)    (i) increased or modified the compensation or benefits payable or to become payable to any Company Employee, (ii) made any changes to any Employee Plan or Benefit Arrangement that are specifically targeted to any Company Employee, or (iii) modified or entered into any written Contract relating to the employment, compensation, termination, retention or severance of or for any Company Employee;
(g)    suffered any damage, destruction or other casualty loss, in any case or in the aggregate, in an amount exceeding $200,000, whether or not covered by insurance;
(h)    incurred, assumed or guaranteed any Company Group Indebtedness;
(i)    mortgaged, pledged or subjected to any Liens (other than Permitted Liens) any of its assets or properties;
(j)    made any loans or advances to any Person;
(k)    purchased any assets or properties in a single transaction or series of related transactions for an aggregate purchase price exceeding $200,000;
(l)    been involved in any labor dispute, other than individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any Company Employee;
(m)    settled or compromised any material Proceedings;
(n)    entered into or agreed to enter into any complete or partial liquidation, merger, consolidation, recapitalization or dissolution;
(o)    (i) made any material change in its accounting policies, practices or procedures, (ii) made, changed or rescinded any material Tax election, (iii) changed or adopted any material method of Tax accounting, (iv) settled any audit, assessment or claim for Taxes, (v) filed or caused to be filed any amended Income Tax Return of the Company or any Subsidiary or any other amended Tax Return with respect to a material amount of Taxes of the Company or any Subsidiary, (vi) entered into any Tax closing agreement, or (vii) agreed to waive or extend the statute of limitations in respect of any amount of Taxes (other than as a result of any extension of time permitted by Law for filing any Tax Return);
(p)    accelerated the collection of receivables, delayed the payment of payables, otherwise managed working capital except in the ordinary course of business and in a manner consistent with past practice, or modified the Company’s or any of its Subsidiary’s billing practices;
(q)    entered into any Contract with a Related Party, other than in the ordinary course of business on terms, taken as a whole, no less favorable to the Company and its Subsidiaries, than the terms that would be obtained from an unaffiliated third party;
(r)    failed to continue to maintain in full force and effect all Company Insurance Policies or renewals now in effect or failed to give any notices or presented any material claims under the Company Insurance Policies in a due and timely fashion; or

(s)    authorized, agreed or committed to do any of the foregoing.
4.8    Material Contracts.
(a)    Schedule 4.8(a) sets forth a list, as of the date hereof, each of the following Contracts to which the Company or any Subsidiary is a party or by which any assets of the Company or any Subsidiary (or, in the case of clause ix(C) below, Seller or any Seller Subsidiary) are bound, in each case other than Novated Contracts and the other Contracts that were assigned by Avaya Fed pursuant to the Asset Purchase Agreement (collectively, the “Material Contracts”):
(i)    Contracts for the acquisition or sale of any assets involving future payments in excess of $200,000 individually (or in the aggregate, in the case of any related series of Contracts), other than acquisitions or sales of Inventory in the ordinary course of business consistent with past practice;
(ii)    Contracts relating to joint ventures or partnerships;
(iii)    Contracts (other than Government Contracts) calling for future aggregate payments to or from the Company Group in any one year of more than $200,000; (or more than $500,000 over the life of the Contract) in any one case (or in the aggregate, in the case of any related series of Contracts);
(iv)    (A) Contracts containing covenants of the Company or any Subsidiary prohibiting or limiting the right to compete in any line of business, (B) Contracts prohibiting or restricting its ability to conduct business with any Person or in any geographical area or (C) with respect to Contracts not related to the provision of information technology or other professional services to the U.S. Government or any agency or department thereof, Contracts that prohibit or restrict its ability to solicit or hire any individual or class of individuals for employment;
(v)    (A) Contracts containing exclusivity restrictions or (B) Contracts entered into between the Company or any Subsidiary and any Governmental Entity containing price reductions clauses;
(vi)    Contracts relating to the acquisition or disposition by the Company or any Subsidiary of any operating business, product line or the capital stock or equity securities of any other Person;
(vii)    Contracts requiring the payment by or to the Company Group of a royalty, license or similar fee of more than $200,000 in any one year (or more than $500,000 over the life of the Contract) or any Contract pursuant to which any Person has granted to the Company or any Subsidiary or has been granted by the Company or any Subsidiary the right to use or purchase any Intellectual Property (excluding commercially available, off-the-shelf software);

(viii)    all collective bargaining agreements and all written Contracts relating to employment or employee termination, retention or severance (other than standard employee manuals, standard severance policies and the like) with a value of more than $150,000;
(ix)    Contracts (A) relating to the creation of Liens (other than the Permitted Liens), (B) relating to the guarantee of the payment of liabilities or performance of obligations of any other Person by the Company or any Subsidiary or (C) (i) in respect of any obligations of Seller under any letters of credit, bonding arrangements, keep wells, net worth maintenance agreements, reimbursement obligations or letters of comfort obtained by or binding on Seller for (and only to the extent for) the benefit of the Company or any of the Subsidiaries or (ii) in respect of any obligations of the Company Group under any letters of credit, bonding arrangements, keep wells, net worth maintenance agreements, reimbursement obligations or letters of comfort obtained by or binding on the Company Group for (and only to the extent for) the benefit of Seller or any of its other Subsidiaries;
(x)    Contracts evidencing or relating to Company Group Indebtedness, including notes, debentures, bonds, letters of credit, loan agreements or other Contracts relating to any indebtedness for borrowed money;
(xi)    any Government Contract or series of related Government Contracts for the purchase or sale of products or services under which the total anticipated contract price of such products and services exceeds $200,000, for which (A) performance has not been completed, (B) final payment has not been received, or (C) any claims associated with any terms applicable to the release of final payment thereunder (or otherwise surviving final payment thereunder) have not been fully and finally resolved (collectively, the “Business Government Contracts”);
(xii)    Contracts for capital expenditures or leasehold improvements in any one case in excess of $200,000;
(xiii)    the Alliant Task Order under GSA Alliant, Contract Number GS00Q09BGD0044; and
(xiv)    the FEMA Contract.
(b)    (i) Seller has made available to Buyer true, correct and complete copies of all of the Material Contracts, (ii) the Company Group is not in breach or default in any material respect under any Material Contract, (iii) to the Knowledge of Seller, no other party to any Material Contract is in breach or default thereunder in any material respect, (iv) the Company Group has not received written notice that the Company Group is in violation of or in breach or default thereunder, nor, to the Knowledge of Seller, does there exist any condition upon the passage of time or the giving of notice (or both) would result in a violation or breach of, or constitute a default under, any Material Contract and (v) to the Knowledge of Seller, each Material Contract is in full force and effect and valid and enforceable in accordance with its terms, subject to the Enforceability Exceptions.

4.9    Business Government Contracts.
(a)    Each Business Government Contract is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms against the Company. Each Business Government Contract was awarded in compliance with applicable Law. The Company has not received written notice that any Business Government Contract is the subject of bid or award protest proceedings and, no bid or award protest concerning such Business Government Contract has been filed.
(b)    The Company has made available to Buyer, subject to applicable Law, complete and correct copies of each Business Government Contract.
(c)    Except as described in Schedule 4.9(c), with respect to the Business Government Contracts, each member of the Company Group has since December 18, 2009 complied in all material respects with all statutory and regulatory requirements, including the Armed Services Procurement Act, the Federal Procurement and Administrative Services Act, the Service Contract Act, the Federal Acquisition Regulation (“FAR”), the FAR Cost Principles and the Cost Accounting Standards, where and as applicable to each Government Contract.
(d)    With respect to any Government Contract or Government Bid, there is no (i) material outstanding claim against the Company, (ii) criminal allegations under the False Statements Act (18 U.S.C. § 1001) or the False Claims Act (18 U.S.C. § 287) or comparable state Laws, (iii) civil fraud or criminal investigation or allegations by any Governmental Entity, (iv) material request by a Governmental Entity for a contract price adjustment based on a claimed disallowance by an applicable Governmental Entity or material claim of defective pricing, (v) material claim by a Governmental Entity arising from any latent defect, fraud or gross mistake, (vi) material dispute between the Company or any of its Subsidiaries and a Governmental Entity since December 18, 2009 under the Contract Disputes Act or any other federal or state Law, (vii) any material claim or request for equitable adjustment by the Company or any of its Subsidiaries against a Governmental Entity; or (viii) organizational conflict of interest (as defined in the FAR) that would prevent the Company from fully performing a Business Government Contract.
(e)    Since December 18, 2009, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of Seller, any of their respective personnel (1) has made any disclosure to any Governmental Entity pursuant to any voluntary disclosure agreement or the FAR mandatory disclosure provisions (FAR 9.406-22(b)(1)(vi), 9.407-2(a)(8) & 52.203-13) or (2) to the Knowledge of Seller, has received credible evidence of a violation of federal criminal law involving the fraud, conflict of interest, bribery, or gratuity provisions found in Title 18 of the U.S. Code, a violation of the civil False Claims Act, or a significant overpayment, in connection with the award, performance, or closeout of any Government Contract or receiving a Government Contract as a result of a Government Bid.
(f)    Since December 18, 2009, neither the Company, nor any of its Subsidiaries, nor, to the Knowledge of Seller, any of their respective personnel has been under administrative, civil or criminal investigation, or indictment by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid, and the Company has not conducted or initiated any internal investigation with respect to any irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.
(g)    Each member of the Company Group has since December 18, 2009 complied in all material respects with all applicable requirements relating to the safeguarding of and access to classified information, and no facts currently exist which are reasonably likely to give rise to the revocation of any security clearance or accreditation of the Company or any Subsidiary, or, to the Knowledge of Seller, any security clearance of any director or officer thereof.
(h)    Except as described in Schedule 4.9(h), (i) the Company Group is not in breach or default in any material respect under any Business Government Contract and, to the Knowledge of Seller, no facts exist that are reasonably likely to give rise to a termination for default of any Business Government Contract, and (ii) no member of the Company Group has received a written notice terminating any of the Business Government Contracts to which it is a party for convenience or indicating an intent to terminate any of the Business Government Contracts for convenience. Except as described in Schedule 4.9(h), since December 18, 2009, (x) no member of the Company Group has received a show cause, cure, deficiency, default or similar notice relating to any of the Government Contracts and (y) none of the Government Contracts has been terminated for default. Except as described in Schedule 4.9(h), to the Knowledge of Seller, there are no material outstanding claims or disputes relating to any of the Business Government Contracts and involving any Governmental Entity, any prime contractor, any higher-tier subcontractor or any third-party. Except as described in Schedule 4.9(h), none of the Company nor any of the Subsidiaries, nor any of their respective officers or directors while employed by the Company or its Subsidiaries, has been nor is now suspended, debarred or, proposed for suspension or debarment from government contracting.
(i)    No member of the Company Group has received since December 18, 2009, written notice of any material adverse or negative government past performance evaluations or ratings in connection with any of the Business Government Contracts that reasonably could be expected to have a Material Adverse Effect upon the Company’s or the Subsidiaries’ bids or proposals for future Government Contracts.
(j)    To the Knowledge of Seller, no Governmental Entity has commenced any investigations or asserted any allegations with respect to any of the Business Government Contracts that could give rise to a claim for price adjustment under the False Claims Act, the Truth in Negotiations Act or to any other request for a reduction in the price of any of the Business Government Contracts.
(k)    Except as set forth in Schedule 4.9(k), the Company has not undergone any DCAA audit of the Company’s cost practices and cost accounting system that has caused DCAA to conclude that the Company has failed to comply with FAR Part 31 of applicable Cost Accounting Standards, or resulted in any material disputes between the Company and the Agency regarding compliance.

(l)    All indirect and general and administrative (G&A) expense rates have been billed and are being billed consistent with DCAA-approved rates or provisional rates. Except as set forth on Schedule 4.9(l), there is no pending audit by DCAA or any Governmental Entity with respect to the performance of the Business Government Contracts in the three (3) year period prior to the Closing.
(m)    The Company has provided Buyer true, correct and complete copies of the Novation Agreement and the Asset Purchase Agreement, together with all schedules, exhibits and certificates related thereto. The Company and Avaya Fed had full power and authority to enter into the Novation Agreement and the Asset Purchase Agreement, and the execution and delivery of such Novation Agreement and Asset Purchase Agreement have been duly and validly authorized by the necessary corporate action on the part of the Company and Avaya Fed. The Asset Purchase Agreement constitutes a legal, valid and binding obligation of the Company and Avaya Fed, which is enforceable in accordance with its terms. Upon the U.S. Government’s signature to the Novation Agreement, the Novation Agreement and the novations contemplated thereby shall become effective, and the Novation Agreement will constitute a legal, valid and binding obligation of the Company and Avaya Fed, which will be enforceable in accordance with its terms.
4.10    Real Property; Tangible Personal Property.
(a)    No member of the Company Group owns any Real Property. None of the Subsidiaries leases any Real Property.
(b)    Schedule 4.10(b) lists the Real Property leased by the Company (collectively, the “Leased Real Property”), as well as each lease agreement pursuant to which the Company leases or subleases any Leased Real Property (the “Leases”). Seller has made available to Buyer complete and accurate copies of the Leases (as amended), other than that the Office Lease Sublease has been redacted. With respect to each such Lease:
(i)    Such Lease is in full force and effect and valid and enforceable in accordance with its terms, subject to the Enforceability Exceptions;
(ii)    The Company is not in breach or default under such Lease, and to the Knowledge of Seller, no other party to such Lease is in breach or default thereof, nor, to the Knowledge of Seller, does there exist any condition upon the passage of time or the giving of notice (or both) that would or would reasonably be expected to result in a violation or breach of, or constitute a default under, any Lease;
(iii)    Other than the assignment of the Office Lease and the Office Lease Sublease to Seller as provided in Section 7.15, the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered its leasehold or subleasehold interest under any such Lease and the Company has not received any notice from any other party to any Lease for any Leased Real Property of the termination or the proposed termination thereunder; and

(iv)    The Company holds a valid and existing leasehold interest under each Lease, free and clear of all Liens, other than Permitted Liens.
(c)    Except as set forth on Schedule 4.10(c), each material item of Tangible Property of the Company Group is located at the Leased Real Property.
(d)    The items of the Tangible Property of the Company Group have been maintained in all material respects in accordance with the Company Group’s normal practice and are in usable condition for the operation of the business of the Company Group, ordinary wear and tear and aging excepted. Taking into account the services to be provided to the Company Group pursuant to the Transition Services Agreement, the Tangible Property is adequate and sufficient in all material respects for the conduct of the Business as presently conducted.
(e)    The Company or a Subsidiary has good and valid title to, or a valid leasehold interest in, all of the Tangible Property used or held for use by the Company Group, free and clear of any Liens, other than Permitted Liens.
4.11    Intellectual Property.
(a)    Schedule 4.11(a) contains a complete and accurate list of the following Intellectual Property that is owned by the Company or any Subsidiary: (i) all registered (and applied-for) Marks and material unregistered Marks, (ii) all Patents, (iii) all registered Copyrights and (iv) all registered Internet domain names (the “Material Owned Company IP”), in each case listing, as applicable, (x) the name of the applicant/registrant and current owner, (y) the jurisdiction where the application/registration is located (if any) and (z) the application or registration number (if any) and filing or registration date.
(b)    No Person jointly owns any Material Owned Company IP with the Company or any Subsidiary, and all such Material Owned Company IP is owned by the Company and its Subsidiaries free of Liens other than Permitted Liens. The Company has not granted any licenses to any of its material Intellectual Property, other than licenses granted in the ordinary course of business in connection with the sale with the sale, license, or provision of products or services to customers. Neither the Company nor any Subsidiary has received any notice or claim challenging the Company’s or such Subsidiary’s ownership of any Material Owned Company IP (or any other material Intellectual Property owned by the Company or such Subsidiary) or suggesting that any other Person has any claim of legal or beneficial ownership or exclusive rights with respect thereto. Except as set forth on Schedule 4.11(b), there is no Intellectual Property (other than the Seller Marks) that is owned by Seller or its Affiliates (other than the members of the Company Group) and used by the Company or any Subsidiary. The execution and delivery of this Agreement do not, and of the other Transaction Documents will not, and the consummation of the Transactions will not create or modify any licensing right or obligation or change in royalty or other financial right or obligation with respect to the Intellectual Property owned or used by the Company or any of its Subsidiaries.
(c)    There is no Proceeding pending or, to the Knowledge of Seller, threatened with respect to, (i) any alleged infringement, misappropriation or violation of the Intellectual

Property of any Person by the Company or any Subsidiary or (ii) any claim challenging the validity or enforceability of any item of Material Owned Company IP, or the ownership by the Company or any Subsidiary of such item. None of the Company nor any Subsidiary is subject to any Order that restricts or impairs the use of any Intellectual Property. To the Knowledge of Seller (without inquiry), the conduct of the Business is not infringing, violating or misappropriating the Intellectual Property of any Person. To the Knowledge of Sellers, no Person is infringing, violating or misappropriating any material Intellectual Property owned by the Company or any Subsidiary, and there is no Proceeding pending relating thereto.
(d)    Each member of the Company Group has taken commercially reasonable precautions to protect the secrecy, confidentiality and value of its confidential information and trade secrets.
4.12    Tax Matters.
(a)    All material Tax Returns of or with respect to the Company Group that were required to be filed by the Company or any of its Affiliates have been timely filed by the Company or an Affiliate of the Company (in each case, taking due account of lawful extensions validly obtained) and, to the extent such Tax Returns relate to the Company Group, all such Tax Returns are true, complete and correct in all material respects. All material Taxes due and payable by or with respect to the Company Group have been timely paid in full.
(b)    No written notice of deficiency or assessment of a material amount of Taxes has been received by the Company or any of its Affiliates from any Taxing Authority with respect to the Company or any Subsidiary.
(c)    Except as set forth on Schedule 4.12(c), there are no ongoing audits, disputes, proceedings, actions, claims, refund litigations, proposed adjustments, assessments or examinations of any Tax Returns with respect to the Company or any of the Subsidiaries, and none of the Company nor any of its Affiliates has received any written notification of any audits, disputes, proceedings, actions, claims, refund litigations, proposed adjustments, assessments or examinations pending or proposed with respect to the Company or any of the Subsidiaries.
(d)    Except as set forth on Schedule 4.12(d), no consents or waivers have been granted to (i) extend the statutory period of limitations applicable to any Taxes of the Company or any Subsidiary or (ii) extend the period of time with respect to the assessment of any Taxes of the Company or any Subsidiary.
(e)    Each of the Company and the Subsidiaries has properly and timely withheld, collected or deposited all material amounts required to be withheld, collected or deposited by it. During the last three (3) years, no written notice of a claim has been received by the Company from any Taxing Authority asserting that the Company or any Subsidiary is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns.
(f)    None of the Company nor any of the Subsidiaries is a party to any Tax allocation, Tax sharing or other similar agreement, other than customary tax indemnification or other provisions contained in any credit or other ordinary course commercial agreements the primary purpose of which does not relate to Taxes. None of the Company nor any Subsidiary has been a member of an affiliated group filing a consolidated federal income Tax Return or other similar group for state, local or non-United States Tax purposes (other than a group the common parent of which is Avaya Inc., Nortel Networks, Inc. or PEC Solutions, Inc.).
(g)    Each member of the Company Group is and has been since January 1, 2010 a corporation for U.S. federal income tax purposes.
(h)    No member of the Company Group is or has been a party to any "listed transaction," as defined in Section 1.6011-4(b)(2) of the Treasury Regulations.
(i)    Neither the Company nor any Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement,” as described in Section 7121 of the Code (or any similar provision of Tax Law) executed on or prior to the Closing Date, (ii) open transaction disposition made on or prior to the Closing Date, or (iii) prepaid amount received by the Company or any Subsidiary on or prior to the Closing Date and recognition of which was deferred for U.S. federal income tax purposes pursuant to Revenue Procedure 2004-34 or similar rule of law.
(j)    Neither the Company nor any Subsidiary has, in the past two (2) years, been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code, or been included in group of corporations filing a federal consolidated income tax return with a corporation which was, during such period, a either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.
(k)    Each member of the Company Group is a “consolidated target” for purposes of Section 1.338(h)(10)-1(b)(1) of the Treasury Regulations.
4.13    Litigation. Except as set forth on Schedule 4.13: (a) there is no Proceeding pending or, to the Knowledge of Seller, threatened against the Company or any Subsidiary or any of their respective officers and directors, in such capacity; and (b) there is no Order to which the Company or any Subsidiary or any of their respective officers and directors, in such capacity, is subject. There are no Proceedings pending, or to the Knowledge of Seller, threatened, before any Governmental Entity against the Seller which would materially delay or materially impair Seller’s ability to perform its obligations under this Agreement or to consummate the Transactions. This Section 4.13 shall not apply to matters under Environmental Law, which are exclusively the subject of Section 4.17.
4.14    Employees.
(a)    Seller has provided to Buyer a true, correct and complete list of the names of each Company Employee. None of the Subsidiaries have any employees. Schedule 4.14(a)

sets forth the corporate functions and indirect support services provided by the Excluded Employees to or for the benefit of the Company Group.
(b)    Schedule 4.14(b) sets forth a true and complete list, as of three (3) Business Days prior to the date of this Agreement, of all natural persons who are consultants or independent contractors to the Company (“Consultants”).
(c)    Except as set forth on Schedule 4.14(c), since January 1, 2014, no Company Employee or Consultant has given notice to terminate his or her employment or consulting arrangement with the Company, other than terminations of consulting arrangements due to an ordinary course expiration of such consulting arrangement.
4.15    Employee and Labor Relations. Except as set forth on Schedule 4.15:
(a)    The Company is not delinquent in payments to any Company Employees or Consultants for any wages, salaries, commissions, bonuses or other direct compensation for any service performed for it to the date hereof or for amounts required to be reimbursed to such Company Employees and Consultants. The Company has complied in all material respects with all state and federal equal employment opportunity Laws and with other applicable Laws related to employment, including those related to wages, hours, worker classification and collective bargaining.
(b)    There has not been pending or existing in the twenty-four (24) months immediately preceding the date of this Agreement any strike, slowdown, work stoppage or lockout involving any Company Employees or, to the Knowledge of Seller, any efforts or campaign by any Company Employees or third-parties to organize any Company Employees into any organization or union for the purpose of collectively negotiating with the Company employment terms and conditions of Company Employees.
(c)    There are no collective bargaining or other labor union agreements to which the Company is a party or by which the Company is bound or that otherwise cover any Company Employees (solely with regard to their relationship with the Company), and no application or petition for an election of or for certification of a collective bargaining agent is pending with respect to any Company Employees.
(d)    There is no unfair labor practice charge or complaint against the Company or that involves (solely with regard to their relationship with the Company) any Company Employees pending before the National Labor Relations Board, and no such charge or complaint has been made during the twelve (12) months immediately preceding the date of this Agreement.
(e)    There has been no charge of discrimination or complaint involving (solely with regard to their relationship with the Company) any Company Employee or that has been filed against the Company, or to the Knowledge of Seller, threatened, with the Equal Employment Opportunity Commission or similar Governmental Entity during the twelve (12) months immediately preceding the date of this Agreement.

4.16    Employee Plans.
(a)    Schedule 4.16(a) identifies each Employee Plan and material Benefit Arrangement. With respect to each Employee Plan and each material Benefit Arrangement, Seller has furnished or made available to Buyer complete copies of, to the extent applicable: (i) the plan document (or, if not written, a written summary of its material terms) and (ii) the summary plan description.
(b)    Each Employee Plan and each Benefit Arrangement is in material compliance with its terms and in all material respects with the requirements prescribed by Laws, including ERISA and the Code, to the extent applicable to such Employee Plan or Benefit Arrangement. The Company Group has not received any, and to the Knowledge of Seller, there are no, pending Proceedings (other than routine claims for benefits and appeals of such claims) that have been instituted by, against or relating to any Employee Plan or Benefit Arrangement or any fiduciary responsible therefor, and, to the Knowledge of Seller, no such Proceedings have been threatened.
(c)    Except as otherwise disclosed on Schedule 4.16(c), no Employee Plan is a “multiemployer plan” (as defined in Section 3(37) of ERISA), and no Employee Plan is subject to Title IV of ERISA or Section 412 of the Code. The Company Group has not incurred any liability under Title IV of ERISA arising in connection with the termination of any Employee Plan covered or previously covered by Title IV of ERISA. Except as otherwise disclosed on Schedule 4.16(c), no Employee Plan is a “multiple employer plan” or other plan or arrangement or administrative scheme covering more than one employer as defined in Section 413(c) of the Code.
(d)    No Employee Plan or Benefit Arrangement covering any Company Employees provides for medical or death benefits beyond termination of service or retirement, other than (i) coverage mandated by Law, or (ii) death or retirement benefits under a benefit plan qualified under Section 401(a) of the Code.
(e)    Each Employee Plan that is intended to be qualified under Section 401(a) of the Code (“Qualified Plan”) has received a favorable determination letter from the Internal Revenue Service, a copy of which Seller has furnished or made available to Buyer and, to the Knowledge of Seller, nothing has occurred since the date of such letter that is reasonably likely to cause any such Qualified Plan to lose its qualified status.
(f)    To the Knowledge of Seller, no non-exempt “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, resulting in any material Liability has occurred with respect to any Employee Plan.
(g)    No material Tax under Section 4980B or 4980D of the Code has been incurred in respect of any Employee Plan that is a group health plan, as defined in Section 5000(b)(1) of the Code.

(h)    Each Employee Plan or Benefit Arrangement that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code and that is subject to Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder during the respective time periods in which such operational or documentary compliance has been required.
(i)    Except for the Transaction Bonuses set forth on Schedule 1.1(d), neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or upon the occurrence of any additional or subsequent events) will (i) result in any payment becoming due to any current or former Company Employee or director of the Company or its Subsidiaries, (ii) increase any benefits under any Employee Plan or Benefit Arrangement, or (iii) result in the acceleration of the time of payment, vesting or funding of, or other rights in respect of, any benefits under any Employee Plan or Benefit Arrangement. The Transactions will not cause a “change in ownership of a substantial portion of the assets” of Seller within the meaning of Section 280G of the Code.
(j)    To the Knowledge of Seller, neither the Company nor any of its Subsidiaries has classified an individual as an “independent contractor” or of similar status who, according to a Employee Plan, Benefit Arrangement or applicable Law, should have been classified as an employee or of similar status.
4.17    Environmental Matters.
(a)    Except as set forth on Schedule 4.17:
(i)    The Company is, and since December 18, 2009, has been in compliance in all material respects with all Environmental Laws applicable to the Company or any Subsidiary, the Facilities or the Leased Real Property;
(ii)    Neither the Company nor any Subsidiary has received any Environmental Claim that is unresolved or for which there are any material outstanding liabilities or obligations;
(iii)    To the Knowledge of Seller, since December 18, 2009, there have been no Releases of Hazardous Materials at, on, about, under or migrating to or from any Facilities or at any real property formerly owned, leased or operated by the Company or any Subsidiary (or any of their predecessors) that would reasonably be likely to give rise to material violations by the Company or any Subsidiary of any Environmental Laws, or result in material Liabilities to the Company or any Subsidiary; and
(iv)    Since December 18, 2009, none of the Company nor any Subsidiary has transported or arranged for the treatment, storage, handling, disposal or transportation of any Hazardous Material in a manner that reasonably would be expected to result in material Liability under Environmental Laws to the Company or a Subsidiary.

(b)    The only representations and warranties of Seller herein as to any matter or Liability arising under Environmental Laws and/or Environmental Claims are those contained in this Section 4.17.
4.18    Compliance with Laws.
(a)    Except as set forth on Schedule 4.18(a), the Company and each of the Subsidiaries is, and since January 1, 2011 has been, in compliance in all material respects with all Laws and Orders applicable to the Company and the Subsidiaries. The Company and the Subsidiaries possess all Governmental Authorizations necessary to carry on the Business as presently conducted by the Company Group in all material respects. Seller is not violating and has not violated any Law applicable to it or its assets or properties which would reasonably be expected to have a material adverse effect on Seller’s ability to perform its obligations under this Agreement or to consummate the Transactions.
(b)    Schedule 4.18(b) sets forth a list of domestic and foreign jurisdictions in which any member of the Company Group is authorized to do business.
4.19    Brokers. Except for Stifel, Nicolaus & Company, Incorporated and fees owing to it, none of Seller, the Company or its Subsidiaries has employed any broker or finder, and none of Seller, the Company or its Subsidiaries has incurred or will incur any broker’s, finder’s or similar fees, commissions or expenses in connection with this Agreement or the Transactions.
4.20    Related Party Transactions. Except as set forth on Schedule 4.20, (i) neither Seller or any of the Seller Subsidiaries, nor (ii) to the Knowledge of Seller, any officer or director of Seller or its Subsidiaries or any of their respective Affiliates (excluding any member of the Company Group), or, in the case of any individual, any member of his or her immediate family (each, a “Related Party”) (a) has any direct interest in any property (real, personal, or mixed and whether tangible or intangible), used in or pertaining to the Business as currently conducted, (b) owns of record or as a beneficial owner, an equity interest or any other financial or a profit interest in a Person that has had business dealings or a material financial interest in any transaction with the Company or any of the Subsidiaries with respect to the Business or (c) is a party to any Contract (except for employment and similar agreements, which are set forth on Schedule 4.8(vii)) with the Company or any of the Subsidiaries.
4.21    Insurance. Schedule 4.21 sets forth all insurance policies maintained by or on behalf of the Company Group (the “Company Insurance Policies”). All of the Company Insurance Policies are in full force and effect. Neither Seller nor its Affiliates, with respect to the Company Group, nor the Company nor any of its Subsidiaries is in material breach or default, or has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination of any of the Company Insurance Policies. No written notice of cancellation or termination or denial of coverage has been received by Seller or its Affiliates, on behalf of the Company Group or the Company or its Subsidiaries with respect to any such Company Insurance Policy other than as is customary in connection with renewals of existing Company Insurance Policies.

4.22    Anti-Corruption, International Trade.
(a)    The Company and the Subsidiaries, and the directors, officers and employees of the Company Group (while acting in such capacity), and to the Knowledge of Seller, any agents, consultants or independent contractors of the Company Group while acting on the Company’s behalf have not since December 18, 2009, directly or indirectly, engaged in any activity which would cause the Company or any of its Subsidiaries to be in violation, of (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended; (b) the U.S. Travel Act, 18 U.S.C. § 1952; (c) the U.K. Bribery Act of 2010; (d) any applicable Law enacted in connection with, or arising under, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; or (e) any other applicable Law of any foreign or domestic jurisdiction of similar effect or that relates to bribery or corruption.
(b)    The Company and the Subsidiaries, and the directors, officers and employees of the Company Group (while acting in such capacity), and to the Knowledge of Seller, any agents, consultants, or independent contractors acting on behalf of the Company Group (while acting in such capacity) have not since December 18, 2009 (a) had any dealing with any Person sanctioned under any applicable anti-money laundering or anti-terrorism Laws including the foreign assets control regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control (31 C.F.R. 500 et seq.) (collectively, the “Sanctions Laws”) or any Person owned or controlled by or acting on behalf of any Person sanctioned under the Sanctions Laws, (b) exported, reexported, or retransferred any article, item, component, software, technology, service or technical data in violation of any applicable export control Laws including the International Traffic in Arms Regulations (22 C.F.R. 120 et seq.) and the Export Administration Regulations (15 C.F.R. 730 et seq.) (collectively, the “Export Control Laws”), or (c) otherwise taken any action which would cause the Company or any of its Subsidiaries to be in violation of the Sanctions Laws or Export Control Laws. Neither Seller nor the Company nor any Subsidiary, has received or is aware of any allegation that the Company is not, or, since December 18, 2009 has not been, in compliance with any Sanctions Laws or Export Control Laws.
4.23    No Other Representations. Except for the representations and warranties of Seller contained in this Article IV and the Schedules hereto, neither Seller nor any of its Affiliates nor any other Person acting on behalf of Seller nor the Company or any Subsidiary makes any representation or warranty, express or implied, with respect to the Company Group or the Business, or with respect to any other information provided to Buyer in connection with the Transactions. Neither Seller nor any of its Affiliates nor any other Person will have or be subject to any Liability or indemnification obligation to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s use of, any such information, including any information, documents, projections, forecasts of other material made available to Buyer in certain “data rooms” (electronic or otherwise) or management presentations in connection with the Transactions, unless any such information is expressly included in a representation or warranty contained in this Article IV or any Schedule hereto. Notwithstanding the foregoing, nothing in this Agreement shall limit or otherwise restrict or be used as a defense against any claim or action for fraud.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller:
5.1    Organization, Power, Standing. Buyer is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or similar power and authority to conduct its business as it is now being conducted, except where the failure to have such power and authority would not have a material adverse effect on Buyer’s ability to consummate the Transactions. Buyer is duly qualified or licensed to do business and (to the extent applicable) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified, licensed and in good standing would not have a material adverse effect on Buyer’s ability to consummate the Transactions.
5.2    Due Authorization. Buyer has full power and authority to execute this Agreement and the Transaction Documents to which it is, or is specified to be, a party and to consummate the Transactions. The execution and delivery by Buyer of such Transaction Documents, the performance by Buyer of its obligations thereunder, and the Transactions have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement has been, and each of such other Transaction Documents, when executed by Buyer, assuming due authorization, execution and delivery by Seller and the Company, will be, duly executed and delivered by Buyer and constitute valid and binding obligations of Buyer enforceable in accordance with their respective terms, except as such enforcement may be limited by the Enforceability Exceptions.
5.3    Governmental Authorizations. Execution, delivery and performance of this Agreement and the other Transaction Documents by Buyer, and consummation of the Transactions will not require on the part of Buyer any Governmental Authorization, or any filing with or notification to, any Governmental Entity except with respect to the following:
(a)    The filing of the Notification and Report Forms with the FTC and the DOJ required by the HSR Act and the expiration or termination of the applicable waiting period under the HSR Act; and;
(b)    The Governmental Authorizations set forth on Schedule 5.3.
5.4    No Conflict; Third-Party Consents. The execution and delivery of this Agreement do not, and of the other Transaction Documents will not, and the consummation of the Transactions will not, (a) violate or conflict with the provisions of the certificate of incorporation or bylaws of Buyer,(b) result in or require, whether with or without passage of time or both, the imposition of any Lien upon any of the properties or assets of Buyer, cause the acceleration or material modification of any obligation under, create in any party the right to terminate, constitute a default or breach of, or violate or conflict with the terms, conditions or provisions of any Contract to which Buyer is a party or by which Buyer or any properties or assets of Buyer is bound or (c) assuming receipt of all of the Governmental Authorizations, or making of the filings and notifications contemplated by Section 5.3, result in a breach or violation by Buyer of any of the terms, conditions or provisions of any Law or Order, except with respect to reporting requirements under Buyer’s Bank Facility and except with respect to clauses (b) and (c), as would not have or would not reasonably be expected to have, individually or in the aggregate, have a material adverse effect on Buyer’s ability to consummate the Transactions.
5.5    Litigation. There is no Proceeding pending or, to the Knowledge of Buyer, threatened, against Buyer that, if adversely determined, would reasonably be expected to adversely affect or restrict the ability of Buyer to consummate the Transactions. There is no Order to which Buyer is subject that would reasonably be expected to adversely affect or restrict the ability of Buyer to consummate the Transactions.
5.6    Brokers. All negotiations relative to the Transaction Documents and the Transactions have been carried out by Buyer directly with Seller without the intervention of any Person on behalf of Buyer in such manner as to give rise to any valid claim by any Person against Seller for a finder’s fee, brokerage commission or similar payment.
5.7    Operations of Business. Buyer recognizes that Seller and Affiliates of Seller provide certain services and support to the Company. Buyer recognizes that such services and support are necessary for the ongoing operations of the Company, and that the assets owned by Seller and its Affiliates (other than the Company and the Subsidiaries) that are necessary to provide such services and support will not be purchased by Buyer under this Agreement. Accordingly, Buyer recognizes that, in order to conduct the Business, Buyer must provide, or contract with a third party to provide, such services and support (other than such services and support provided by Seller or the Seller Subsidiaries pursuant to the Transition Services Agreement) currently being provided by Seller and its Affiliates (other than the Company and the Subsidiaries).
5.8    Financial Capacity. Buyer has, or has access to, sufficient cash funds to pay all of the Closing Purchase Price, and if greater, the Final Purchase Price payable pursuant to this Agreement and to make all other necessary payments in connection with the Transactions. Buyer acknowledges that the receipt of third party financing is not a condition to its obligations under this Agreement.
5.9    Buyer’s Due Diligence. Buyer acknowledges that, except for the matters that are expressly covered in Article IV of this Agreement, Buyer is relying on its own investigation and analysis in entering into the Transaction Documents and the Transactions, and that the Transaction Documents are the product of arms’ length negotiations. Buyer is an informed and sophisticated participant in the Transactions and has undertaken such investigation, and has been provided with and has evaluated such documents and information as it has reasonably requested in connection with the execution, delivery and performance of this Agreement. Buyer acknowledges that it is acquiring the Company without any representation or warranty, express or implied, by Seller, the Company or any of their Affiliates except as expressly set forth in Article IV or the Schedules hereto. With respect to any projection or forecast made available by or on behalf of Seller or the Company to Buyer, Buyer acknowledges that (x) there are uncertainties inherent in attempting to make such projections and forecasts, (y) the accuracy and correctness of such projections and forecasts may be affected by information that may become available after the date of such projections and forecasts and (z) such projections and forecasts reflect various assumptions and may not prove to be correct. Accordingly, Buyer agrees that Seller makes no representation or warranty with respect to such projections and forecasts. Notwithstanding the foregoing, nothing in this Section 5.9 shall limit or otherwise restrict any claim or action for fraud.
5.10    Acquisition of the Shares for Investment. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Shares. Buyer is acquiring the Shares for investment and not with a view toward sale in connection with any distribution thereof in violation of the Securities Act. Buyer hereby acknowledges and agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with state and foreign securities Laws, in each case, to the extent applicable.
ARTICLE VI
CONDITIONS PRECEDENT TO CLOSING
6.1    Conditions Precedent to the Obligations of Buyer. The obligations of Buyer to consummate the Transactions are subject to the fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived by Buyer on or prior to the Closing:
(a)    The representations and warranties set forth in Section 4.1 (Organization, Power, Standing), Section 4.2 (Due Authorization, Title), Section 4.3 (Capitalization) and Section 4.19 (Brokers) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects (except for immaterial exceptions) as if made as of the Closing Date (except for those representations and warranties that address matters only as of a particular date (which shall be true and correct in all respects (except for immaterial exceptions) as of such particular date); and (ii) the other representations and warranties of the Seller contained in Article IV shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as if made as of the Closing Date (except for those representations and warranties that addresses matters only as of a particular date, which shall be true and correct in all respects as of such particular date), in each case without regard to any qualifications as to Material Adverse Effect or materiality contained in such representations and warranties (except with respect to the first sentence of Section 4.7) except, with respect to the matters set forth in this clause (ii), to the extent that the failure to be so true and correct would not, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(b)    Seller and the Company shall have performed or complied in all material respects with all obligations and covenants required by this Agreement and the other Transaction Documents to be performed or complied with by Seller and the Company at or prior to the Closing.

(c)    Since the December Balance Sheet Date, there shall not have been any Effects that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(d)    No temporary restraining order, preliminary or permanent injunction, cease and desist order or other Order or Proceeding prohibiting or seeking to enjoin, prohibit or otherwise prevent or make illegal any of the Transactions or the consummation of any portion of the Transactions to be effected at the Closing shall be in effect or pending.
(e)    All of the Governmental Authorizations and filings with and notifications to Governmental Entities set forth on Schedule 6.1(e) shall have been obtained or made.
(f)    Any waiting period (and any extension thereof) under the HSR Act and all waiting periods (and any extensions thereof) listed in Schedule 6.1(e) applicable to the Transactions that are required to be terminated or expired prior to the Closing shall have expired or shall have been terminated.
(g)    Effective as of the Closing Date and as contemplated by Section 7.15, the Office Lease and each of the Office Lease Sublease shall have been assigned by the Company to Seller pursuant to written instruments of assignment that are in form and substance reasonably acceptable to Buyer.
(h)    On or before the Closing Date and as contemplated by Section 7.16, the parties shall have agreed on the definitive terms for the Subcontract, Sub-Lease and Transition Services Agreement, and Seller shall have delivered to Buyer (i) the Subcontract duly executed by Avaya Fed and the Company, (ii) the Sub-Lease duly executed by the Company and Seller, and (iii) the Transition Services Agreement duly executed by Seller.
(i)    Seller, the Company and Avaya Fed shall have delivered or caused to be delivered the closing deliverables set forth in Section 3.2(b) and Section 3.2(c).
6.2    Conditions Precedent to the Obligations of Seller. The obligations of Seller to consummate the Transactions are subject to the fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived by Seller on or prior to the Closing:
(a)    The representations and warranties of Buyer set forth in Article V shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date, except for those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of such particular date and where the failure of such representations and warranties to be true and correct would not, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer’s ability to perform its obligations under this Agreement;
(b)    Buyer shall have performed or complied in all material respects with all obligations and covenants required by this Agreement and the other Transaction Documents to be performed or complied with by Buyer at or prior to the Closing.

(c)    No temporary restraining order, preliminary or permanent injunction, cease and desist order or other Order or Proceeding prohibiting or seeking to enjoin, prohibit or otherwise prevent or make illegal any of the Transactions or the consummation of any portion of the Transactions to be effected at the Closing shall be in effect or pending.
(d)    All of the Governmental Authorizations and filings with and notifications to Governmental Entities set forth on Schedule 6.1(e) shall have been obtained or made.
(e)    Any waiting period (and any extension thereof) under the HSR Act and all waiting periods (and any extensions thereof) listed in Schedule 6.1(e) applicable to the Transactions that are required to be terminated or expired prior to the Closing shall have expired or shall have been terminated.
(f)    Effective as of the Closing Date and as contemplated by Section 7.15, the Office Lease and each of the Office Lease Sublease shall have been assigned by the Company to Seller pursuant to written instruments of assignment that are in form and substance reasonably acceptable to Seller.
(g)    On or before the Closing Date and as contemplated by Section 7.16, the parties shall have agreed on the definitive terms for the Subcontract, Sub-Lease and Transition Services Agreement, and Buyer shall have executed and delivered to Seller the Transition Services Agreement.
(h)    Buyer shall have delivered or caused to be delivered the closing deliverables set forth in Section 3.2(a).
ARTICLE VII
COVENANTS
7.1    Examinations and Investigations; Cooperation.
(a)At any time prior to the Closing Date, Buyer shall be entitled, through its employees and representatives, to enter upon and make such reasonable investigation of the assets, properties, business and operations of the Company Group, and such examination of the books and records, financial condition and operations of the Company Group (including any such books and records of Seller and its Affiliates, but only to the extent that they specifically relate to the Company Group) as Buyer may reasonably request. Any such investigation and examination shall be conducted at reasonable times upon reasonable prior notice to Seller and the Company and under reasonable circumstances; provided, however, that such investigation shall not unreasonably disrupt personnel, operations and properties of the Company Group, and shall be at Buyer’s sole risk and expense. In exercising its rights hereunder, Buyer shall conduct itself so as not to unreasonably interfere in the conduct of the Business or any other activities and operations of the Company Group prior to the Closing. Notwithstanding anything to the contrary set forth in this Agreement, neither the Company nor any Subsidiary (including their respective directors, officers, employees, consultants and agents) shall be required to disclose to Buyer or any of its representatives any information (A) if doing so would reasonably be expected to violate any Contract or Law to which the Company or any Subsidiary is a party or is subject or which it believes in good faith would reasonably be expected to result in a loss of the ability to successfully assert a claim of privilege (including attorney-client and work product privileges); provided, however, that in the event that the Company or any Subsidiary relies on this sentence to withhold disclosure, the Company and such Subsidiary shall, to the extent permitted by Law and the terms of any applicable Contract and to the extent possible while fully preserving any such attorney-client privilege, notify Buyer of the nature of the withheld information and cooperate with Buyer to enter into a mutually acceptable joint defense agreement or other arrangement that would permit the sharing of such information in a manner that would not reasonably be expected to have any such consequences, or (B) if the Company, any Subsidiary or Seller, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto. Prior to the Closing, Buyer shall not (and shall cause its subsidiaries, representatives and agents not to) use any information obtained pursuant to this Section 7.1 for any purpose unrelated to the Transactions.
(b) The parties acknowledge that it is their intention to cooperate with respect to Buyer’s integration planning, including benefits transition and employee orientation, information technology transition and migration, customer transition, electronic and hard copy document collection and migration, financial and accounting transition, and transition of clearances and security-related governance; provided, that such activities do not unreasonably interfere with the conduct of business by the Company and are permitted under applicable Laws.
(c)Prior to the Closing, Seller and the Seller Subsidiaries shall transfer or cause to be transferred to the Company any books and records, databases and other information (whether in electronic or hard copy format) exclusively related to the Company Group held or otherwise in the possession of the Seller or any Seller Subsidiary (other than the members of the Company Group) and all of the board minutes of the Company Group even if not exclusively related to the Company Group; provided that, subject to Section 10.17, Seller and the Seller Subsidiaries may retain such books and records to the extent such books and records do not relate exclusively to the Company Group; provided, further, subject to Section 7.6, (i) that Seller and the Seller Affiliates may retain copies of regulatory, legal, accounting and Tax records of the Company or members of the Company Group and (ii) that notwithstanding anything herein to the contrary, Seller and the Seller Subsidiaries will not transfer (x) any Pre-Closing Separate Tax Returns with respect to taxable years beginning prior to January 1, 2011 nor (y) any Pre-Closing Consolidated Income Tax Returns to Company or Buyer, except as and to the extent such Tax Returns were provided to Buyer during the due diligence process.
7.2    Conduct of Business.
(a)Except as otherwise required or contemplated under any other provision of this Agreement, from the date hereof through the Closing Date, the Company shall, and shall cause each Subsidiary to:
(i)    use commercially reasonable efforts to (x) maintain its corporate existence, (y) pay or perform its Liabilities when due and (z) conduct the Business in the ordinary course consistent with past practice;

(ii)    use commercially reasonable efforts to preserve intact and protect its assets;
(iii)    cause all transactions with any third-party to take place on arm’s length terms;
(iv)    ensure that, except in the ordinary course of business consistent with past practice or in accordance with this Agreement or with applicable Law, no change that is or would be applicable to any Company Employee is made to any Employee Plan or Benefit Arrangement;
(v)    use commercially reasonable efforts to comply, in all material respects, with all Laws, Orders and Material Contracts applicable to it;
(vi)    maintain its and their books and records in accordance with GAAP;
(vii)    use commercially reasonable efforts to preserve intact current relationships with Company Employees and its customers, suppliers and other third-parties; or
(viii)    refrain from making any material change in its accounting practices, policies or procedures.
(b)Except as set forth on Schedule 7.2(b), without the prior written consent of Buyer (such consent not to be unreasonably withheld), from the date hereof through the Closing Date, the Company shall not, and shall cause each Subsidiary not to:
(i)    amend its certificate of incorporation or bylaws (or equivalent organizational documents);
(ii)    (i) issue, redeem, split, combine or otherwise acquire any of the Shares or other equity interests, (ii) issue any option, warrant or right relating to the Shares or other equity interests or any securities convertible into or exchangeable for any of the Shares or other equity interests, (iii) enter into any Contract with respect to the sale or voting of the Shares or other equity interests, or (iv) declare or pay any dividend or made any other payment or distribution on or with respect to the Shares or other equity interests;
(iii)    except for sales of products or services in the ordinary course of business consistent with past practice, sell, lease, transfer, or assign any of its properties, rights or assets having a value in excess of $200,000;
(iv)    (A) except for the entry into or renewal of customer Contracts in the ordinary course of business consistent with past practice, enter into any Contract or agree to any waiver of material rights under, material modification, amendment or extension of, any Contract requiring or likely to require payments to or from the Company Group in any one year of more than $200,000, and (B) terminate or cancel any Material Contract other than terminations or cancellations due to the expiration in the ordinary course, terminations for breach by the counterparty thereto and terminations of consulting and similar agreements;
(v)    (i) increase or modify the compensation or benefits payable or to become payable to any Company Employee (other than increases or modifications for an amount equal to or less than (x) 3% with respect to any individual Company Employee’s compensation or benefits or (y) $100,000 in the aggregate per year for all of the Company Employees’ compensation and benefits), (ii) make any changes to any Employee Plan or Benefit Arrangement that are specifically targeted to any Company Employee or (iii) modify or enter into any written Contract relating to the employment, compensation, termination, retention or severance of or for any Company Employee, in each case except as required by Law;
(vi)    incur, assume or guarantee any Company Group Indebtedness, except with respect to any Lien or guaranty constituting Company Group Indebtedness outstanding under the Seller Credit Facilities which will be terminated and released at Closing;
(vii)    mortgage, pledge or subject to any Liens (other than Permitted Liens) any of its assets or properties, except with respect to the Seller Credit Facilities, which Liens will be terminated and released at Closing;
(viii)    purchase any assets or properties in a single transaction or series of related transactions for an aggregate purchase price exceeding $200,000;
(ix)    settle or agree to compromise any material Proceedings;
(x)    enter into or agree to enter into any complete or partial liquidation, merger, consolidation, recapitalization or dissolution;
(xi)    accelerate the collection of receivables, delay the payment of payables, otherwise manage working capital except in the ordinary course of business and in a manner consistent with past practice, or modify the Company’s or any of its Subsidiary’s billing practices;
(xii)    enter into any Contract with a Related Party, other than in the ordinary course of business on terms, taken as a whole, no less favorable to the Company and its Subsidiaries, than the terms that would be obtained from an unaffiliated third party;
(xiii)    fail to maintain insurance for the Company Group in the ordinary course consistent with past practice with terms and coverage amounts substantially similar to those in effect on the date hereof or fail to give any notices or present any material claims under the Company Insurance Policies with respect to the Company Group in a due and timely fashion; or
(xiv)    (1) make, change or rescind any material Tax election, (2) change or adopt any material method of Tax accounting, (3) settle any audit, assessment or claim for Taxes, (4) file or cause to be filed any amended Income Tax Return of the Company or any Subsidiary or any other amended Tax Return with respect to a material amount of Taxes of the

Company or any Subsidiary, (5) enter into any Tax closing agreement, and (6) agree to waive or extend the statute of limitations in respect of any amount of Taxes (other than as a result of any extension of time permitted by Law for filing any Tax Return).
7.3    Commercially Reasonable Efforts. Subject to the terms and conditions herein provided, Seller and Buyer agree to use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, to consummate and make effective the Transaction as promptly as practicable. If, at any time after the Closing Date, any further action is necessary or desirable to carry out the purposes of this Agreement, each party hereto shall take all such necessary or desirable action reasonably requested by the other party.
7.4    Employees and Employee Benefit Matters.
(a)    Compensation and Benefits Generally. For not less than twelve (12) months following the Closing, subject to any requirements imposed by applicable Law, Buyer shall, and shall cause its Affiliates (including the Company and the Subsidiaries) to, provide to those individuals who are employed by the Company or any Subsidiary immediately prior to the Closing who remain in the employment of the Company or an Affiliate or successor of the Company (the “Continuing Employees”), (i) base salaries at least equal to those in effect for Continuing Employees immediately prior to the Closing, (ii) bonus opportunities substantially comparable to those made available to similarly situated employees of the Buyer and its Affiliates and (iii) employee benefits that in the aggregate are substantially similar to those either (X) provided by Seller and its Affiliates (including the Company), as applicable, to such persons immediately prior to the Closing, as and to the extent disclosed by Seller on Schedules 4.16(a) and 7.4(a) or (Y) provided to similarly situated employees of the Buyer and its Affiliates, in each case excluding equity-based compensation, provided, however, that nothing herein will (A) prevent the amendment or termination at any time of any specific employee benefit plan or arrangement of Buyer or its Affiliates, or (B) interfere with the Buyer’s or any of its Affiliates’ right or obligation to make such changes as are necessary to comply with applicable Law. Buyer shall recognize all pre-Closing service of Continuing Employees with the Seller and its Affiliates (including the Company) as if such service were with Buyer, for all employment purposes, including for vesting eligibility and accrual purposes under any employee benefit plans of the Buyer or its Affiliates as well as for any entitlements (including severance) of Continuing Employees on termination of their employment; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or for the purposes of any equity or equity-based compensation plan of Buyer. Buyer or its Affiliates shall use reasonable best efforts to cause the waiver of any waiting periods for participation in any employee benefit plans of Buyer or its Affiliates in which any Continuing Employee may be eligible. During the twelve (12) month period following the Closing, except where required by applicable Law, Buyer agrees that it will not, and it will cause the Company to not, condition continued employment of Continuing Employees on successful completion of screening processes, such as background checks or drug tests.

(b)    Severance Obligation.
(i)    Seller and Buyer intend that the Closing and the consummation of the Transactions shall not result in a severance of employment of any Continuing Employee, and that each Continuing Employee will have continuous and uninterrupted employment immediately following the Closing, and Buyer shall comply with any requirements under applicable Law to ensure the same. Buyer shall bear any costs related to, and shall indemnify and hold harmless Seller and its Affiliates from and against, any claims made by any Continuing Employee for any statutory or common law, or to the extent set forth on Schedule 4.16(a), contractual, severance or separation benefits and other legally mandated payment obligations (including any compensation payable during any WARN ACT or other mandatory termination notice period), together with any employer’s portion of any employment and payroll Taxes related thereto, in each case, arising out of or in connection with the failure of Buyer or any of its Affiliates to continue the employment of any Continuing Employee following the Closing.
(ii)    For not less than twelve (12) months following the Closing, Buyer shall, and shall cause its Affiliates (including the Company) to, pay and provide to any Continuing Employee whose service with Buyer and its Affiliates (including the Company) is terminated during such twelve (12) month period, severance benefits (including severance pay, COBRA benefits, supplemental severance COBRA benefits and outplacement assistance services), only to the extent disclosed on Schedule 4.15(a), that are no less favorable than those available to such Continuing Employee under the terms of the severance plan or program of Seller and/or its Affiliates in which such Continuing Employee is eligible to participate as of the date of this Agreement.
(c)    401(k) Plans. Effective as of immediately prior to the Closing, all Continuing Employees who participate in the defined contribution plan sponsored by Seller or its Affiliates that includes a cash or deferred arrangement which qualifies under Section 401(k) of the Code (the “Seller’s 401(k) Plan”) shall cease to participate in said plan. Each Continuing Employee who is a participant in Seller’s 401(k) Plan as of the Closing Date and who does not have any loan receivable outstanding shall be permitted, but not required, to roll over his or her vested account balance to a defined contribution plan qualified under Section 401 of the Code which includes a cash or deferred arrangement which qualifies under Section 401(k) of the Code of Buyer.
(d)    Liability of Buyer for Seller Plans. Notwithstanding anything to the contrary contained herein, from and after the Closing, other than with respect to (i) the Avaya Inc. Involuntary Separation Plan for Vice Presidents (solely with respect to Michael Paige), (ii) the Avaya Inc. Force Management Program for Salaried Employees, (iii) award bonuses for individuals in the Iranian Foreign Military Sales Program (approximately $25,000 in the aggregate) and (iv) award bonuses for individuals in the U.S.P.S. Program (approximately $100,000 in the aggregate), Seller and its Affiliates shall remain responsible for, and Seller shall hold Buyer harmless from, any Liabilities, arising out of or in any way related to any (x) “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, that is subject to any provision of ERISA, including Title IV of ERISA, or (y) plan, program, policy, Contract or other arrangement providing for severance benefits, insurance coverage, life and health benefits (including medical, mental health, dental, vision and hospitalization), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, fringe benefits, incentive awards or benefits, retention awards or benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights or other forms of incentive compensation and/or post-retirement insurance, compensation or benefits that, in each case that is sponsored, maintained or contributed to by Seller or an Affiliate of Seller, whether or not for the benefit of a Company Employee (collectively, the “Excluded Plans”).  For the avoidance of doubt and without limiting the generality of the foregoing, Seller and its Affiliates shall be responsible for, and Seller shall hold Buyer harmless from, (i) any Liabilities arising out of the status of the Company and its Subsidiaries being treated as a single employer under Section 414 of the Code with Seller and its Affiliates prior to Closing including any withdrawal Liability of the Company with respect to the I.A.M. National Pension Plan and (ii) any incurred but not reported or reported but not paid claims under any Excluded Plan that is a group health plan.  Seller shall take all necessary actions such that at Closing the Company is no longer a participating employer (or any comparable status) under any Excluded Plan.
(e)    Reasonable Assistance.
(i)    Buyer and the Company shall, and shall cause their Affiliates to, permit Continuing Employees to provide reasonable assistance (at Seller’s sole cost and expense, including reasonable time charges for the time of any such Continuing Employee) to Seller and its Affiliates as may be reasonably required in respect of claims against Seller or its Affiliates, whether asserted or threatened, to the extent that, in Seller’s opinion, (x) a Continuing Employee has knowledge of relevant facts or issues, or (y) a Continuing Employee’s assistance is reasonably necessary in respect of any such claim, provided, such assistance does not unreasonably interfere with the operations of the Buyer or the Company Group.
(ii)    Seller shall, and shall cause the Seller Subsidiaries to, permit their employees to provide reasonable assistance (at Buyer’s sole cost and expense, including reasonable time charges for the time of any such employee) to Buyer and the Company Group as may be reasonably required in respect of claims against Buyer or the Company Group, whether asserted or threatened, to the extent that, in Buyer’s opinion, (x) an employee of Seller or the Seller Subsidiaries has knowledge of relevant facts or issues, or (y) an employee of Seller or the Seller Subsidiaries assistance is reasonably necessary in respect of any such claim, provided, such assistance does not unreasonably interfere with the operations of the Seller or the Seller Subsidiaries.
(f)    No Third Party Beneficiaries. The provisions of this Section 7.4 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefits plans maintained for or provided to Continuing Employees prior to or following the Closing or (ii) confer upon or give to any Person, other than the parties to this Agreement and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 7.4 under or by reason of any provision of this Agreement.

(g)    No Right to Continued Employment. Notwithstanding the foregoing, no provision of this Agreement shall create any right in any employee to continuing employment by the Buyer or any Affiliate thereof, or preclude the ability of the Buyer or any Affiliate thereof to terminate the employment of any employee for any reason.
(h)    Transfer of Employment of Non-Continuing Employees. Seller shall take or cause to be taken such actions as are required to transfer to Seller or any Seller Subsidiary (other than a member of the Company Group) (at the discretion of Seller) prior to Closing the employment of any employee listed on Schedule 7.4(h) (the “Non-Continuing Employees”) (regardless of whether such Non-Continuing Employee is as of the effective date of such transfer actively at work (including if on vacation or other paid time off) or inactive due to illness, short-term disability (including maternity leave), workers’ compensation or other approved leaves of absence); but excluding, for the avoidance of doubt, any Non-Continuing Employee who, prior to such transfer, has retired, resigned, been dismissed by the Company or whose employment with the Company has otherwise terminated.
7.5    Regulatory and Other Approvals; HSR Filings; Consents. Buyer and Seller will use commercially reasonable efforts to (x) obtain as promptly as practicable all Governmental Authorizations, make all filings with and to give all notices to Governmental Entities and obtain all consents from third-parties required of such parties or their Affiliates to consummate the Transactions, (y) provide such other information and communications to such Governmental Entities and third-parties as such Governmental Entities and third-parties may reasonably request in connection therewith, and (z) cooperate with each other as promptly as practicable in connection with the foregoing. Each of Buyer and Seller will provide prompt notification to the other party when any such consent, approval, action, filing or notice referred to in clause (x) above is obtained, taken, made or given, as applicable, and will advise the other parties of any communications and, unless precluded by applicable Law, provide copies to the other parties of any such communications that are in writing with any Governmental Entity regarding the Transactions. In furtherance of and without limiting the foregoing:
(a)    HSR. Seller and Buyer will (i) as promptly as practicable, but in no event later than ten (10) Business Days following the execution and delivery of this Agreement, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the Transactions pursuant to the HSR Act, and (ii) as soon as reasonably practicable, comply with (or properly reduce the scope of) any formal or informal request for additional information or documentary material received by such party or any of its Affiliates from any Governmental Entity in connection therewith pursuant to the HSR Act. Any such notification and report form and additional information and documentary material will be in substantial compliance with the requirements of the HSR Act. Seller and Buyer shall furnish to each other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. Seller and Buyer shall keep each other apprised of the status of any communications with, and inquiries or requests for additional information from, the FTC and the DOJ and shall comply promptly with any such inquiry or request and shall not participate or agree to participate in any substantive meeting, telephone call or discussion with the FTC, the DOJ in respect of any filings, investigation or inquiry relating to any filing, investigation, inquiry, or other Proceeding in connection with this Agreement or the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting, telephone call or discussion. Seller and Buyer will use their respective commercially reasonable best efforts to obtain any clearance required under the HSR Act for the Transactions, and to request early termination under the HSR Act. Buyer shall be responsible for and shall pay all filing fees under the HSR Act relating to the Transactions.
(b)    Other Authorizations and Consents.
(i)    As promptly as practicable after the date hereof, Buyer and Seller shall make all other filings with Governmental Entities, and use commercially reasonable efforts to obtain all permits, approvals, authorizations and consents of all third-parties, required to consummate the Transactions. Buyer and Seller shall furnish promptly to each other all information that is not otherwise available to the other party and that such party may reasonably request in connection with any such filing, permit, approval, authorization or consent.
(ii)    Prior to the Closing, Seller, the Company and its Subsidiaries shall cooperate with Buyer and use its commercially reasonable efforts to (a) obtain consents of all third parties as set forth on Schedule 7.5(b) prior to the Closing Date, and (b) provide any notices to third parties required to be provided prior to the Closing Date as set forth on Schedule 7.5(b).
7.6    Tax Matters.
(a)    Seller or its Affiliates shall, at its or their sole cost and expense, prepare or cause to be prepared and timely file or cause to be filed all Pre-Closing Consolidated Income Tax Returns required to be filed by the Seller Affiliated Group or any similar state group for all taxable periods in which the Company or any Subsidiary is required to be included in accordance with applicable Law or the past practice of the Seller Affiliated Group or similar state group. To the extent the Company or any Subsidiary is included in the Tax Returns described in the preceding sentence, Buyer shall provide, at its sole cost and in a timely manner, all Tax information necessary for Seller to prepare such Tax Returns or otherwise reasonably requested by Seller, its Affiliates, or their representatives. The Seller Affiliated Group shall be liable for and shall timely pay or cause to be paid to the applicable Taxing Authority all Taxes shown to be due on any Tax Returns required to be filed by Seller or its Affiliates pursuant to this Section 7.6(a). Subject to Section 8.8, Seller or another member of the Seller Affiliated Group shall be the sole agent for the Company in all matters relating to liability for all Tax Returns required to be filed by the Seller Affiliated Group or any similar state group for all taxable periods.
(b)    Seller shall prepare, or shall cause to be prepared all Pre-Closing Separate Tax Returns of the members of the Company Group that are required to be filed after the Closing Date (taking into account properly obtained extensions). Seller shall provide a draft of each such Tax Return to the Company for its review and comment, in the case of annual filings (including short period taxable year filings), at least thirty (30) days prior to the date on which such Tax Return is to be filed (but in no event earlier than five days after the Closing Date). Seller shall consider all reasonable comments of the Company to such Tax Return, provided that such comments are consistent with Section 7.6(i). In the event that the parties cannot agree on the content of such Tax Return by the due date of such Tax Return (taking into account properly obtained extensions), the Company shall file or cause to be filed such Tax Return as prepared by Seller; unless the Company determines, upon the advice of tax counsel, that there is not at least a reasonable basis within the meaning of Treasury Regulations Section 1.6662-3(b)(3) (“Reasonable Basis”) for one or more particular positions on such Tax Return.
(c)    The Company shall prepare and timely file, or cause to be prepared and timely filed, all Income Tax Returns of the members of the Company Group for Straddle Periods (“Straddle Income Tax Returns”). The Company shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the members of the Company Group for Straddle Periods that are not Straddle Income Tax Returns (“Straddle Non-Income Tax Returns”). The Company shall also prepare or cause to be prepared a Pre-Closing Straddle Schedule (corresponding to each Straddle Period Tax Return prepared pursuant to this Section 7.6(c)). Each Pre-Closing Straddle Schedule and Straddle Non-Income Tax Return shall be prepared consistent with the allocation provisions of Section 7.6(g). The Company shall provide a draft of each Straddle Income Tax Return and related Pre-Closing Straddle Schedule prepared pursuant to this Section 7.6(c) to Seller for its review and comment, in the case of annual filings (including short period taxable year filings), at least thirty (30) days prior to the date on which the applicable Straddle Income Tax Return is to be filed (but in no event earlier than five days after the Closing Date). The Company shall provide a draft of each Straddle Non-Income Tax Return and related Pre-Closing Straddle Schedule prepared pursuant to this Section 7.6(c) to Seller for its review and comment, in the case of annual filings (including short period taxable year filings), at least twenty (20) days prior to the date on which the applicable Tax Return is to be filed (but in no event earlier than five days after the Closing Date). The Company shall consider in good faith all reasonable comments of Seller to any Straddle Income Tax Returns, Straddle Non-Income Tax Return and Pre-Closing Straddle Schedules, provided that such comments are consistent with Sections 7.6(g) and 7.6(i). In the event that the parties cannot agree on the content of any Straddle Income Tax Return or any Straddle Non-Income Tax Return prepared pursuant to this Section 7.6(c), after good faith negotiation, by the due date (taking into account properly obtained extensions) of the applicable Tax Return, the Company shall file or cause to be filed such Tax Return in a manner consistent with Sections 7.6(g) and 7.6(i).
(d)    If Seller disputes in whole or in part any Straddle Income Tax Return, Straddle Non-Income Tax Return or Pre-Closing Straddle Schedule provided to it pursuant to Section 7.6(c) (each, a “Section 7.6(d) Deliverable”), then within fifteen (15) days after Seller’s receipt of such Section 7.6(d) Deliverable, such recipient shall provide written notice to the other party of such dispute, setting forth in reasonable detail the particular items of any such dispute. In the event that such notice is not provided within such fifteen (15) day period, Seller shall be deemed to have accepted in full such Section 7.6(d) Deliverable as provided to the other party, and such Section 7.6(d) Deliverable shall be final, binding and conclusive. If such notice is provided within such fifteen (15) day period, all items on the applicable Section 7.6(d) Deliverable (other than those items set forth therein as being in dispute) shall be final, binding and conclusive. In the event such notice is timely provided, Seller and the Company shall use reasonable best efforts for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disputed items. Any such items that are no longer in dispute between Seller and the Company at the end of such period shall be final, binding and conclusive in the manner such items are resolved. If, at the end of such period, Seller and the Company are unable to resolve any disputed items, then such disputed items shall be referred to the Accounting Arbitrator. The resolution by the Accounting Arbitrator of any dispute pursuant to this Section 7.6(d) shall be final, binding and conclusive in the manner such items are resolved. In resolving such dispute the Accounting Arbitrator shall not make any resolution, unless otherwise agreed to by the parties, which is inconsistent with Sections 7.6(g) or 7.6(i). The fees and expenses of the Accounting Arbitrator shall be allocated between the Company, on the one hand, and Seller, on the other hand, in such manner that the Company shall be responsible for that portion of the fees and expenses equal to such fees and expenses multiplied by a fraction, the numerator of which is the aggregate dollar value of all disputed items that are resolved by the Accounting Arbitrator in a manner further from the position submitted to the Accounting Arbitrator by the Company and closer to the position submitted to the Accounting Arbitrator by Seller, and the denominator of which is the total aggregate dollar value of the disputed items so submitted, and Seller shall be responsible for the remainder of such fees and expenses. Upon the final resolution of all disputed items with respect to a Section 7.6(d) Deliverable, in the event that the final resolution of some or all of the disputed items differs from the reporting of such items on the applicable Tax Return, the Company or other member of the Company Group shall file or cause to be filed, to the extent permitted by applicable Law, an amended Tax Return reflecting the final resolution of such items and any refunds received by Seller, any of its Affiliates, the Company, any of its Affiliates or the applicable member of the Company Group with respect to such amended Tax Return shall be allocated to the parties that paid such overpayments of Tax in proportion to their respective overpayments of Tax on the originally filed Tax Return.
(e)    The Company shall pay or cause to be paid all unpaid Taxes shown as due and owing by the applicable member of the Company Group on each Pre-Closing Separate Tax Return, Straddle Income Tax Return, and Straddle Non-Income Tax Return filed pursuant to Section 7.6(b) or 7.6(c), as applicable, and no later than ten (10) Business Days after the Company notifies Seller in writing of the filing of the relevant Tax Return, Seller shall pay to the Company an amount equal to the Taxes shown as due on such Tax Return that is attributable to the relevant Pre-Closing Tax Period (other than Taxes that are reflected as a Current Liability in the calculation of Final Closing Net Working Capital Adjustment Amount).
(f)    The Company shall provide Seller with copies of all Tax Returns of the members of the Company Group that it files or causes to be filed pursuant to Section 7.6(b) or  7.6(c) no later than 10 days after the filing of such Tax Returns.
(g)    In the case of a Straddle Period, the amount of Taxes allocable to the portion of such period that is a Pre-Closing Tax Period shall (x) in the case of any Tax based on income or receipts, or payments giving rise to withholding obligation, be determined on the basis of a deemed closing of the books and records of the Company and its Subsidiaries as of the close of business on the Closing Date, and (y) in the case of any Tax not covered by clause (x), be equal to the amount of such Tax for the entire period multiplied by a fraction the numerator of which is the number of days in such period prior to and including the Closing Date and the denominator of which is the total number of days in such period; provided that, in the case of clause (x), any item determined on an annual or periodic basis (including amortization and depreciation deductions) shall be allocated to the portion of such period ending on (and including) the Closing Date based on the relative number of days in such portion of such period as compared to the total number of days in such period.
(h)    Seller shall be entitled to retain, or receive prompt payment from the Company of, an amount equal to (as applicable), (i) all refunds of Affiliated Seller Refund Taxes, (ii) all Tax refunds of any member of the Company Group for Pre-Closing Tax Periods (including in the case of both this clause (ii) and clause (i), refunds arising by reason of amended Income Tax Returns with respect to Pre-Closing Tax Periods filed after the Closing Date) that are received by Seller, any Affiliate of Seller, the Company, any Affiliate of the Company, or any member of the Company Group and (iii) any credits against Taxes in lieu of refunds described in clause (i) or (ii) of this sentence (plus any interest thereon received from the applicable Taxing Authority). The Company shall be entitled to the benefit of any other refund or credit of Taxes (plus any interest thereon received from the applicable Taxing Authority) relating to the members of the Company Group. Subject to Section 7.6(k), Seller shall have the sole right, at its expense, to pursue any refunds (including filing amended Income Tax Returns) with respect to (a) any adjustments correlative to the settlement of any Tax Contest, (b) Taxes in respect of any Pre-Closing Tax Period and (c) any Affiliated Seller Refund Taxes.
(i)    The applicable portion of each Straddle Income Tax Return and Straddle Non-Income Tax Return relating to taxable periods (or portions thereof) ending on the Closing Date with respect to a member of the Company Group shall be prepared pursuant to this Section 7.6 consistent with the most recent prior practice of the applicable member of the Company Group, except (A) to the extent that the Company determines, upon the advice of tax counsel, that (1) there is not at least substantial authority within the meaning of Section 6662(d)(2)(B)(i) of the Code (“Substantial Authority”) for a particular position (in which case a position that is “more likely than not” correct or, if no such position exists, one supported by Substantial Authority, shall be reflected on the Tax Return in lieu of such particular position) or (2) a particular position is not “more likely than not” correct and a different position is at least “more likely than not” correct (in which case such different position shall be reflected on the Tax Return in lieu of such particular position) and (B) that new elections may be made if such elections were not previously available.
(j)    Subject to Section 8.8(b), Buyer and Seller shall cooperate fully with each other, as and to the extent reasonably requested by the other party, in connection with the filing of any Tax Returns and any Tax Contest involving a member of the Company Group. Buyer and Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the members of the Company Group relating to any taxable period beginning before the Closing Date until sixty (60) days after the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions of the statute of limitations) of the respective taxable periods, to abide by all record retention agreements entered into with any Governmental Entity, and to provide records and information which are reasonably relevant to any Tax Contest involving a member of the Company Group and make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, (ii) to give the other parties hereto reasonable written notice prior to transferring, destroying, or discarding any such books and records and, if any of the other parties so requests, Buyer or Seller, as the case may be, shall allow such other party to take possession of such books and records, and (iii) to provide reasonable access to each party’s outside legal and accounting advisors with respect to any Tax Contest involving a member of the Company Group. The Company shall prepare and provide to Seller any federal, state, local and foreign Tax information packages (prepared consistently with prior practice) reasonably requested by Seller for Seller’s use in preparing its Tax Returns or those of the members of its consolidated, combined, unitary or similar group or of the Company Group which it is required to file pursuant to Section 7.6(a). Such Tax information packages shall be completed by Buyer and provided to Seller within 60 days after Seller’s request therefor. With respect to any refund that Seller is entitled to pursue pursuant to the last sentence of Section 7.6(h), the Company shall, and shall cause its Affiliates, including the members of the Company Group, to, reasonably cooperate with Seller. Each party shall bear its own expenses in complying with the foregoing provisions.
(k)    The Company covenants that without obtaining the prior written consent of Seller it will not, and will not cause or permit any member of the Company Group or any other Affiliate of the Company, to (i) take any action on the Closing Date after the Closing other than in the ordinary course of business or as specifically contemplated by this Agreement that could reasonably be expected to give rise to any Tax liability of Seller or any member of the Company Group or any indemnification obligation of Seller, or (ii) except as otherwise required by applicable Law or this Agreement, amend any Tax Return of any member of the Company Group with respect to any Pre-Closing Tax Period. Notwithstanding the foregoing, Seller shall have the right and authority to amend (i) any Pre-Closing Separate Tax Return in order to claim a refund or to make adjustments correlative to the settlement of any Tax Contest or (ii) any Pre-Closing Consolidated Income Tax Return. With respect to each such amended Tax Return, the Company shall, and shall cause its Affiliates, including the members of the Company Group, to reasonably cooperate with Seller. To the extent Seller proposes to amend a Pre-Closing Separate Tax Return pursuant to clause (i) in the second sentence above, Seller shall provide a draft of each such amended Tax Return to the Company for its review and comment, at least thirty (30) days prior to filing. Seller shall consider all reasonable comments of the Company to such amended Tax Return. In the event that the parties cannot agree on the content of such amended Tax Return within thirty (30) days of when Seller provides such draft amended Tax Return to the Company, the Company shall file or cause to be filed such amended Tax Return as prepared by Seller; provided that if such amended Tax Return is being filed to make a claim for a refund, there is at least Reasonable Basis for making such claim. Each party shall bear its own expenses in complying with the foregoing provisions; provided that if an amended Tax Return is being filed to claim a refund, Seller shall bear all the expenses of making such claim.
(l)    On or prior to the Closing Date, Seller will furnish to Buyer a certificate of non-foreign status as described in Treasury Regulation § 1.1445-2(b)(2), in form and substance reasonably acceptable to Buyer (a “FIRPTA Certificate”).
(m)    Any sales, use, transfer, documentary, recording, registration, stamp or similar Taxes (all including penalties, interest and other charges with respect thereto, “Transfer Taxes”) arising as a result of the Transactions shall be borne equally by Buyer and Seller, and each of Buyer and Seller shall cooperate with respect to the preparation and timely filing of any Tax Returns with respect to Transfer Taxes, and shall cooperate in good faith to minimize, to the fullest extent possible under applicable Law, the amount of any such Transfer Taxes payable in connection with the Transactions.

(n)    Except for amounts for which Buyer is otherwise specifically responsible pursuant to the terms of this Agreement, including pursuant to Section 7.6(m), from and after the Closing, Seller shall indemnify Buyer, each of its Affiliates, and their respective stockholders, members, successors, assigns, officers, directors, managers, employees, agents and representatives (each, a “Buyer Indemnified Party”) against, and hold them harmless from, on an after-Tax basis and without duplication, (i) any Taxes imposed on the Company or any member of the Company Group with respect to any Pre-Closing Tax Period (including, for the avoidance of doubt, any Taxes resulting from the deemed asset sale resulting from the elections made pursuant to the first sentence of Section 7.6(o)), (ii) any liabilities pursuant to Treasury Regulation Section 1.1502-6 (or any analogous or similar state, local, or foreign Law) for Income Taxes of Seller and Seller’s Affiliates or any consolidated, combined or unitary group of which Seller or any Seller’s Affiliate is or has been a member in respect of any Taxable period that ends on, before or includes the Closing Date (for the avoidance of doubt, with respect to periods after the Closing Date, none of the members of the Company Group shall be an Affiliate of Seller for this purpose), (iii) any Taxes incurred prior to, at or after the Closing arising from any transaction under the Asset Purchase Agreement (including the novation of the Novated Contracts and/or the transfer of any assets or Liabilities associated therewith), and (iv) any Taxes incurred prior to, at or after the Closing from ownership by members of the Company Group of the Novated Contracts (other than any Taxes on the standard material handling rate that the Company charges pursuant to Section 7.14(c)(iii) and taking into account on the applicable Tax Returns deductions for amounts paid to Avaya Fed pursuant to Section 7.14). Except for amounts for which the Seller is otherwise specifically responsible pursuant to the terms of this Agreement, including pursuant to the first sentence of this Section 7.6(n), and Section 7.6(m), from and after Closing, Buyer shall indemnify Seller, each of its Affiliates, and their respective stockholders, members, successors, assigns, officers, directors, managers, employees, agents and representatives against, and hold them harmless from, on an after-Tax basis and without duplication, any Taxes imposed on the Company or any member of the Company Group with respect to any taxable period other than a Pre-Closing Tax Period (for the avoidance of doubt, Taxes resulting from any deemed purchase price adjustment or other events giving rise to any "ADSP" adjustment after the Closing Date shall not be considered as Taxes imposed on the Company or any member of the Company Group in accordance with Treasury Regulations Section 1.338-7(c)(3) and similar principles of state law). The parties’ obligations under this Section 7.6(n) shall survive the Closing and shall continue until sixty (60) days after the expiration of the statute of limitations (including extensions) applicable to the relevant Taxes. Neither Buyer nor its Affiliates shall be entitled to indemnification under this Section 7.6(n) with respect to the amount of any liability for Taxes to the extent that such amount is expressly reflected as a Current Liability in the calculation of Final Closing Net Working Capital Adjustment Amount.
(o)    Seller and its Affiliates will join with Buyer in making a joint election under Code Section 338(h)(10) (and any corresponding election under applicable state or local Law) to treat as an acquisition of assets (a “338(h)(10) Election”) the purchase and sale for tax purposes of the Company and each Subsidiary. Seller and Buyer shall cooperate fully with each other in the making of such election. At the Closing, and at any such later time reasonably requested by Buyer, Seller shall deliver to Buyer a duly executed Internal Revenue Service Form 8023 and any corresponding forms under applicable state or local Law (collectively, “Section

338 Election Forms”) with respect to each such election. In the event that the purchase of the Shares under this Agreement fails to qualify for treatment under Section 338(h)(10) of the Code or any analogous provision of state or local Law, Seller shall be responsible for and shall indemnify and hold Buyer harmless from any Tax detriment suffered by Buyer to the extent such failure to qualify is caused by Seller or its Affiliates. A failure to qualify for treatment under Section 338(h)(10) of the Code or an analogous provision of state or local Law is “caused by Seller or its Affiliates” if such failure is caused by any one or more of (i) a failure of Seller to timely provide valid and properly executed Section 338 Election Forms, or (ii) any breach of representation, warranty or covenant contained in this Agreement by Seller.
(p)    The allocation of the Final Purchase Price among the assets of any member of the Company Group, with respect to which a 338(h)(10) Election has been made, shall be made as reasonably determined by Buyer and consented to by Seller, such consent not to be unreasonably withheld, in accordance with Sections 338 and 1060 of the Code and any comparable provisions of state, local or foreign Law, as appropriate. Such allocations shall be set forth on a schedule to be prepared by Buyer and delivered to Seller at least ninety (90) days prior to the due date for filing Section 338 Election Forms. Seller shall have twenty (20) days following delivery of the allocations schedule to Seller to give written notice to Buyer (which notice shall contain reasonable supporting details) that Seller disputes the allocations set forth on such schedule. If Seller does not respond to Buyer within twenty (20) days following delivery of the allocation schedule, Seller shall be deemed to have consented to the allocation set forth on such schedule. With respect to any items to be included on the allocations schedule as to which Buyer and Seller are unable to agree, the allocations proposed by Buyer shall be reflected on the allocations schedule; provided, that the Accounting Arbitrator determines that such allocation is reasonable. Buyer shall pay one half of the cost of any review by the Accounting Arbitrator under this Section 7.6(p) and Seller shall bear the other half of such cost. Seller and its Affiliates and Buyer and its Affiliates shall file all Tax Returns (including amended Tax Returns) consistent with such allocation. Solely for purposes of the 338(h)(10) Election and for U.S. federal income Tax purposes, this Agreement shall constitute the plan of complete liquidation of the Company and each Subsidiary for purposes of Section 332 of the Code.
7.7    Record Retention.
(a) Buyer agrees that for a period of not less than five (5) years following the Closing Date or up to two (2) years longer, to the extent so notified by Seller prior to the fifth anniversary of such date, it shall not, and shall not permit the Company or any Subsidiary to, destroy or otherwise dispose of any of the books and records relating to the Company Group in its possession with respect to periods prior to the Closing. Buyer shall have the right to destroy all or part of such books and records after the expiration of such time period, or at an earlier time (if permitted under applicable Law) by giving Seller twenty (20) Business Days’ prior written notice of such intended disposition and by offering to deliver to Seller, at Seller’s expense, custody of such books and records as Buyer may intend to destroy.
(b) Seller agrees that for a period of not less than five (5) years following the Closing Date or up to two (2) years longer, to the extent so notified by Buyer prior to the fifth anniversary of such date, it shall not, and shall not permit the Seller Subsidiaries to, destroy or otherwise dispose of any of the books and records relating to the Company Group (to the extent not transferred to Buyer pursuant to Section 7.1(b)) in their possession with respect to periods prior to the Closing. Seller shall have the right to destroy all or part of such books and records after the expiration of such time period, or at an earlier time (if permitted under applicable Law) by giving Buyer and the Company Group twenty (20) Business Days’ prior written notice of such intended disposition and by offering to deliver to Buyer, at Buyer’s expense, custody of such books and records as Seller or the Seller Subsidiaries may intend to destroy.
(c) This Section 7.7 shall not apply to books and records relating to Taxes, which shall be governed by Section 7.6(j).
7.8    Use of Names.
(a)    Buyer hereby acknowledges and agrees that no interest in any Seller Marks is being transferred to Buyer or the Company Group pursuant to the Transactions. Except to the extent expressly permitted in this Section 7.8, all rights and licenses of the Company Group to use in any manner any Seller Marks shall terminate as of the Closing.
(b)    Buyer will cause the Company and each of the Subsidiaries to, and the Company shall, promptly and in any event within thirty (30) days following the Closing Date, remove or obliterate all Seller Marks from its purchase orders, invoices, sales orders, labels, letterheads, shipping documents, business cards and other materials, and none of Buyer, the Company or the Subsidiaries shall put into use after the Closing Date any such materials not in existence on the Closing Date that bear any Seller Mark; provided, however, that if such materials are in use by Buyer during such thirty (30) days period, Buyer shall make reasonable efforts concurrently with the distribution of such materials to inform the recipient thereof that ownership of the Company has transferred to Buyer; and further, provided, that nothing in this Section 7.8 shall prevent Buyer or the Company and its Subsidiaries from retaining for internal business purposes, records and other historical or archived documents including the Seller Marks or making truthful statements of historical fact regarding the Company Group’s past relationship with Seller.
(c)    On or not later than three (3) Business Days following the Closing Date, Buyer shall amend the certificate of incorporation of the Company to change the Company’s corporate name, which amended name shall not include or contain words or letters confusingly similar to “Avaya” or any derivative thereof and must be reasonably acceptable to Seller. Buyer shall promptly, and in any event within fifteen (15) Business Days after changing the Company’s corporate name as provided above, submit, or cause to be submitted, a change-of-name agreement in accordance with FAR Section 42.1205 and shall use commercially reasonable efforts to complete such change-of-name process as soon as possible. The Buyer shall notify the Seller when such change-of-name agreement is submitted and when the Buyer receives verification that the change-of-name agreement is processed and approved in accordance with the FAR.
(d)    Buyer shall, promptly and in any event within thirty (30) days following the Closing Date, notify the other party to each Government Contract of Company’s name change, and Buyer and the Company Group shall be entitled to continue using the Seller Marks solely to the extent reasonably necessary in connection with administering each such Government Contract until such name change is effected with respect thereto.
(e)    To the extent that any Seller Marks are used on signs located at the Office Building, Seller, as the assignee of the Office Lease, will have the right to change such signs, in its sole discretion; and Buyer shall have no obligations under this Section 7.8 with respect thereto.
(f)    Seller shall not, and shall cause its Subsidiaries not to, change the corporate name of Seller or any such Subsidiary to “Avaya Government Solutions” until the latest of (i) the 31st day following the Closing Date, (ii) the first day following the date on which the Novation Approval has been received with respect to all of the Novated Contracts and (iii) the first day following the date on which the Buyer or the Company receive notification that the above-referenced change-of-name agreement is processed and approved in accordance with the FAR.
7.9    Publicity. None of Seller, the Company or Buyer (nor any of their respective Affiliates) shall issue any press release or make any other public announcement with respect to this Agreement or the Transactions without the prior agreement of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as otherwise provided by this Agreement or as may be required by Law or by any listing agreement with a national securities exchange, in which case, the party proposing to issue such press release or make such public announcement shall use its reasonable efforts to consult in good faith with the other parties before making any such public announcements.
7.10    Confidentiality.
(a)The parties acknowledge and agree that the Non-Disclosure Agreement remains in full force and effect and that information provided by a party to another party in connection with the Transactions is subject to the terms of and shall be treated in accordance with the Non-Disclosure Agreement; provided, that the Non-Disclosure Agreement, insofar as it covers information relating exclusively or primarily to the Company Group, shall terminate effective as of the Closing, but shall remain in effect insofar as it covers other information disclosed thereunder.
(b)From and after the Closing Date, Seller shall, and shall cause each Seller Subsidiary and each Seller Subsidiary’s officers, directors, employees and agents (collectively, “Seller Lower Tier Affiliates”) to, (i) maintain the confidentiality of, (ii) not use, and (iii) not divulge to any Person, any confidential, non-public or proprietary information of the Company and its Subsidiaries, except with the prior written consent of Buyer or the Company, or as may be required by Law or any Governmental Entity; provided, that Seller and the Seller Lower Tier Affiliates shall not be subject to such obligation of confidentiality for information that (x) prior to the Closing Date, was used or held for use by Seller or any of its Affiliates in connection with the operation of the Excluded Business or any other business of Seller and its Affiliates (other than the Business), (y) otherwise becomes lawfully available to Seller or the Seller Lower Tier

Affiliates after the Closing Date on a non-confidential basis from a third party who is not under an obligation of confidentiality to Buyer or the Company Group (other than any advisor to, or representative of Seller or its Affiliates who was in possession of such information prior to the Closing) or (z) is readily ascertainable from public or published information, or trade sources without breach of this Agreement by Seller or the Seller Lower Tier Affiliates. If Seller or any Seller Lower Tier Affiliate shall be required by a legal order, valid discovery request in a Proceeding or subpoena to divulge any such information, Seller or such Seller Lower Tier Affiliate shall provide the Company with prompt written notice of each request so that the Company may seek, at its own cost and expense, an appropriate protective order or other appropriate remedy, and Seller or such Seller Lower Tier Affiliate shall cooperate, at the Company’s expense, with the Company to obtain a protective order or other remedy; provided, that, in the event that a protective order or other remedy is not obtained, Seller or such Seller Lower Tier Affiliate shall furnish only that portion of such information which, in the opinion of its counsel, Seller or such Seller Lower Tier Affiliate is legally compelled to disclose and shall exercise its reasonable best efforts to obtain reliable assurance that confidential treatment will be accorded any such information so disclosed. In the event of a breach of this Section 7.10(b), Buyer shall be entitled to specific performance, in addition to any other remedy to which it may be entitled at Law or in equity and without the necessity or posting of a bond or other form of financial assurance.
(c)From and after the Closing Date, Buyer shall, and shall cause each Buyer Subsidiary (including the Company Group) (collectively, “Buyer Affiliates”) to,(i) maintain the confidentiality of, (ii) not use, and (iii) not divulge to any Person, any confidential, non-public or proprietary information of Seller and the Seller Subsidiaries, except with the prior written consent of Seller, or as may be required by Law or any Governmental Entity; provided, that (A) Buyer and the Buyer Affiliates shall not be subject to such obligation of confidentiality for information that (x) prior to the Closing Date, was used or held for use by the Company or any of its Subsidiaries in connection with the operation of the Business, (y) otherwise becomes lawfully available to Buyer or the Buyer Affiliates after the Closing Date on a non-confidential basis from a third party who is not under an obligation of confidentiality to Seller or the Seller Subsidiaries (other than any advisor to, or representative of Buyer or its Affiliates who was in possession of such information prior to the Closing), or (z) is readily ascertainable from public or published information, or trade sources without breach of this Agreement by Buyer or the Buyer Affiliates or (B) information may be disclosed to the lenders and agent under the Buyer’s Bank Facility or other financing sources on a confidential and need-to-know basis; provided, that Buyer shall (i) inform the recipient of the confidential nature of such information, (ii) instruct such recipient to keep such information confidential, (iii) inform Seller of party to whom such disclosure is made and (iv) be responsible for any breach of the provisions hereof by any such financing source). If Buyer or any Buyer Affiliate shall be required by a legal order, valid discovery request in a Proceeding or subpoena to divulge any such information, Buyer or such Buyer Affiliate shall provide Seller with prompt written notice of each request so that Seller may seek, at its own cost and expense, an appropriate protective order or other appropriate remedy, and Buyer or such Buyer Affiliate shall cooperate, at Seller’s expense, with Seller to obtain a protective order or other remedy; provided, that, in the event that a protective order or other remedy is not obtained, Buyer or such Buyer Affiliate shall furnish only that portion of such information which, in the opinion of its counsel, Buyer or such Buyer Affiliate is legally compelled to disclose and shall exercise its reasonable best efforts to obtain reliable assurance that confidential treatment will be accorded any such information so disclosed. In the event of a breach of this Section 7.10(c), Seller shall be entitled to specific performance, in addition to any other remedy to which it may be entitled at Law or in equity and without the necessity or posting of a bond or other form of financial assurance.
7.11    Further Information
(a)    Following the Closing, each party will afford to each of the other parties, its counsel and its accountants, during normal business hours, reasonable access to the books and records relating to the Company Group in its possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom (at the expense of the party or parties making such copies or extracts), to the extent that such access may be reasonably required by the requesting party (i) to facilitate the investigation, litigation and final disposition of any claims that may have been or may be made against any party or its Affiliates, and (ii) for any other reasonable business purpose. For the avoidance of doubt, nothing in this Section 7.11(a)(ii) shall relieve Seller or any of its Affiliates of their respective obligations under Section 7.17.
(b)    Each party hereto and its agents shall keep confidential and not disclose any information learned as a result of any review or examination of books and records conducted pursuant to this Section 7.11 to any other Person without the prior consent of the disclosing party unless (i) the disclosure is in response to a legal order, valid discovery request in a Proceeding or subpoena (and where the receiving party is Seller, Seller shall comply with Section 7.10(b)); or (ii) the information is readily ascertainable from public or published information, or trade sources (without violation of this Agreement). Each party shall reimburse the other for reasonable, documented out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 7.11. No party shall be required by this Section 7.11 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations.
7.12    Intercompany Items; Cash and Indebtedness; Other Affiliate Arrangements
(a)    Effective at the Closing, all Contracts, including all obligations to provide goods, services or other benefits, by Seller or any of its Affiliates (other than the Company and the Subsidiaries), on the one hand, and the Company and/or any Subsidiary, on the other hand, shall be terminated without any party having any continuing obligations to the other, except for (i) this Agreement, the Subcontracts, the Sub-Lease, the Transition Services Agreement, the Asset Purchase Agreement (subject to the terms hereof), the Novation Agreement and any other Transaction Documents and (ii) the other Contracts listed in Schedule 7.12(a).
(b)    Effective prior to 11:59 p.m. on the day immediately prior to the Closing Date, all payables and receivables between the Company or any Subsidiary, on the one hand, and Seller or any of its Affiliates (other than the Company or any Subsidiary), on the other hand, shall be settled in full or otherwise discharged so that there is no further Liability by any party thereto to any party thereto, except for those payables and receivables set forth in Schedule 7.12(b).
(c)    No less than three (3) Business Days prior to the Closing, if there is at that time any Company Group Indebtedness outstanding, Seller shall deliver to Buyer draft payoff letters relating to the repayment in full of any and all obligations of the Company Group in respect of Company Group Indebtedness, including (i) indebtedness for borrowed money, (ii) indebtedness evidenced by promissory notes, debentures or similar instruments and (iii) payments under interest rate or foreign currency swap or similar arrangement, including customary contingent lien release and commitment termination language, in each case reasonably satisfactory to Buyer (the “Payoff Letters”). Immediately prior to the Closing, (x) Seller shall cause the Payoff Letters to be duly executed and delivered to Buyer and (y) the Company shall at the Closing discharge and pay in full all such Company Group Indebtedness and other obligations to the parties identified in the Payoff Letters, or if there is not any Company Group Indebtedness outstanding as of the Closing Date, Seller shall deliver to Buyer a certificate to such effect executed by the chief financial officer or treasurer of the Company.
(d)    Seller shall take all actions required under each of the Seller Credit Facilities and any other credit facilities and indentures of Seller or its Affiliates such that all security interests on any assets or equity securities of the Company Group and all guarantees by the Company and the Subsidiaries of such credit facilities and indebtedness shall be released and terminated as of the Closing without further action on the part of the Company or any of its Subsidiaries or any other Person and without further liability to or obligations of Buyer or the Company or any of its Subsidiaries (such security interest terminations to include, for the avoidance of doubt, UCC-3 financing statements, mortgage releases, intellectual property terminations to be filed in the US. Patent and Trademark Office and/or Copyright Office, general lien release letters, deposit account and security account control agreement termination notices, return of certificated stock certificates and other possessory collateral, and similar and customary lien and collateral security interest releases and terminations under local law, in each case as applicable, and in form and substance reasonably acceptable to Buyer, collectively, the “Lien Releases”).
(e)    No later than ten (10) days following the date hereof, Seller shall promptly provide to Buyer a correct and complete list of all bank accounts, custodial accounts and safe deposit boxes (including signatories) of the Company Group and Buyer and Seller shall work together in good faith to authorize, effective upon the Closing, individuals designated by Buyer as signatories of all such bank accounts, custodial accounts and safe deposit boxes of the Company and each Subsidiary.
7.13    Insurance.
(a)Buyer acknowledges that all Company Insurance Policies for the Company Group under policies of Seller or any of its Affiliates (other than the Company) shall terminate as of the Closing, and following the Closing, no claims may be brought against any such Company Insurance Policy for or with respect to the Company or any Subsidiary (other than, if the events underlying such claim occurred with respect to the Business prior to the

Closing and to the extent not covered by the policies of Buyers or its Affiliates, under any occurrence-based policy of Seller and its Affiliates (other than the Company or any Subsidiary). Prior to the Closing, Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to cause any carriers who have Company Insurance Policies to continue to make insurance coverage available to the Company Group following the Closing Date for claims arising out of occurrences prior to the Closing Date; provided, however, that Seller and its Affiliates shall not have any obligation to pay any additional premiums or other amount in order cause to keep such coverage in place unless Buyer pays such amounts. Following the Closing Date, Seller shall cooperate with and assist Buyer and the Company in issuing notices of claims under such insurance policies, presenting such claims for payment and collecting insurance proceeds related thereto.
(b)Seller shall, or shall cause an appropriate Affiliate to, take commercially reasonable efforts, at Buyer’s sole cost and expense, to recover any Insurance Proceeds payable with respect to any loss of, or damage to, any assets of the Company Group relating to the Business prior to the Closing or any claim brought against the Company Group relating to or arising out of events occurring prior to the Closing and relating to the Business. To the extent any Insurance Proceeds are actually received by Seller or any of its Affiliates (other than the Company or the Subsidiaries) after the Closing with respect to a loss of, or damage to, the assets of, or any claim against, the Company Group relating to the Business prior to the Closing (including any Insurance Proceeds with respect to continuing business interruption experienced by the Company Group after the Closing), the Seller shall, or shall cause the appropriate Affiliate to, remit such Insurance Proceeds to the Company or its designee (less any actual, documented costs incurred by Seller or its Affiliates to recover such proceeds); provided, that the Seller shall not be required to remit any Insurance Proceeds to any member of the Company Group with respect to business interruption to the Company Group prior to the Closing. To the extent the Seller or its Affiliates (other than the Company or any Subsidiary) received Insurance Proceeds with respect to respect to a loss of, or damage to, the assets of, or any claim against, both the Company Group, on the one hand, and Seller or its Affiliates (other than the Company and the Subsidiaries), on the other hand, and the allocation thereof is not identified by the insurance carrier, the Company and Seller shall share such Insurance Proceeds in proportion to the relative value of the lost or damaged assets (taking into account the business interruption resulting from such loss or damage) and or the Losses associated with such claim.
7.14    Novation of Certain Company Government Contracts to Avaya Fed.
(a)    Buyer acknowledges that prior to the date of this Agreement, (i) the Company entered into the Asset Purchase Agreement with Avaya Fed, pursuant to which the Company agreed to novate to Avaya Fed the Government Contracts set forth on Schedule 7.14 (the “Novated Contracts”), a complete and accurate copy of which has been provided to Buyer; (ii) the Company, in accordance with FAR Subpart 42.12, submitted to the applicable Governmental Entity a request for approval of such novations, a proposed form of novation agreement to effect such novations and other related documentation (such request, the “Novation Request” and such novation agreement (subject to any revisions thereof required by the applicable Governmental Entity), the “Novation Agreement”); (iii) pending receipt of the necessary approvals for such novations under FAR Subpart 42.1202 (including the execution and delivery of the Novation Agreement by all parties thereto) (such approval, the “Novation Approval”), Avaya Fed is performing the Company’s obligations under the Novated Contracts, and in consideration therefor, the Company is remitting the payments due Avaya Fed under the Novated Contracts to Avaya Fed and/or has arranged for the U.S. Government customers thereunder to pay such amounts directly to Avaya Fed; and (iv) immediately after Novation Approval is obtained, all of the Company’s right, title and interest in and to, and all of the Company’s obligations and liabilities having arisen at any time under, the Novated Contracts will be assigned, transferred and novated to Avaya Fed in accordance with FAR Subpart 42.12.
(b)    Each of Seller and Buyer shall, and from and after the Closing, Buyer shall cause the Company to (at the sole cost and expense of Seller), and Seller shall cause Avaya Fed to, use its commercially reasonable efforts to secure favorable action by the Responsible Contracting Officer (as such term is used in FAR Subpart 42.1202) with respect to the Novation Request and to obtain Novation Approval as soon as practicable. Seller will keep Buyer reasonably apprised of developments with respect to the Novation Request; and after the Closing, Buyer and the Company shall, and Buyer shall cause the Company to, keep Seller reasonably apprised of any such developments that become known to the Company or Buyer. After the Closing, any requests to the Company for supplemental information from any interested U.S. Government agency or official pertaining to the Novation Request shall be coordinated in advance by Seller, Buyer and the Company, provided that Buyer and the Company shall, and Buyer shall cause the Company to, promptly and fully cooperate with Seller to ensure a timely response to any such request and, in any event, Buyer or the Company shall furnish to Seller within three (3) Business Days all requested information and documentation pertaining to, accessible to, or within the control of, Buyer or the Company Group.
(c)    Buyer, Seller, the Company and Avaya Fed hereby agree that until such time as Novation Approval is obtained, (i) Avaya Fed, as a subcontractor or agent of the Company, shall assume responsibility for, and shall perform, all of the Company’s obligations under the Novated Contracts that Avaya Fed is able to perform without access to the Company’s financial data and computer systems, (ii) as between the Company, on one hand, and Avaya Fed and the Seller on the other, Avaya Fed shall be responsible for performance of the Novated Contracts and, in accordance with Section 8.1, after the Closing, Seller shall indemnify the Company for all liability arising out of or relating to Avaya Fed’s performance of the Novated Contracts, (iii) prior to Closing the Company and Avaya Fed shall seek to establish such direct payment arrangements as shall be necessary to cause the U.S. Government customers thereunder to pay any amounts due and owing under the Novated Contracts directly to Avaya Fed, and (iv) to the extent that direct payment by the U.S. Government to Avaya Fed under the Novated Contracts is not approved by the Closing Date, the Company shall continue to perform its obligations under the Novated Contracts that the U.S. Government requires that the Company perform (including, for example, invoicing and collecting amounts owed by the U.S. Government thereunder), in which case Avaya Fed shall invoice the Company and the Company shall remit the amounts due and owing under the Novated Contracts to Avaya Fed, excluding the cost of Buyer’s standard material handling rate, as established by Buyer’s most recent DCAA-approved forward pricing rate recommendation and disclosure statement.

(d)    Without limiting the obligations of the parties under Section 7.14(c), following the Closing and until such time as Novation Approval is obtained, to the full extent permitted by Law and the terms of such Novated Contract, (i) Buyer and the Company shall use all reasonable efforts (at the sole cost and expense of Seller) to (x) provide to Avaya Fed all of the benefits of each Novated Contract, (y) cooperate in any arrangement (including a subcontracting arrangement) designed to provide such benefits to Avaya Fed and (z) enforce, at the request of and for the account of Avaya Fed, any rights of the Company arising from each Novated Contract against any third party; and (ii) to the extent that Avaya Fed is provided the benefits of each Novated Contract, Avaya Fed shall perform (at the sole cost and expense of Seller or Avaya Fed) on behalf of the Company and for the benefit of any third party the obligations of the Company thereunder or in connection therewith.
(e)    For the avoidance of doubt, the terms of this Agreement will supersede any inconsistent terms in the Novation Support Agreement.
7.15    Assignment of Office Lease and Related Sublease. Seller and the Company shall use commercially reasonable efforts to (a) obtain, as soon as practicable after the execution of this Agreement, such landlord and other third party consents and approvals as shall be necessary, under the terms of the Office Lease, the Office Lease Sublease and any other Contracts to which Seller or the Company is a party or subject, for the Company to assign the Office Lease and the Office Lease Sublease to Seller; provided, that Seller and the Company shall use commercially reasonable efforts to (i) release, or cause the Company Group to be released from, any continuing obligations under the Office Lease or the Office Lease Sublease (it being understood that Seller and the Company shall not have any obligation to pay any amount for such release), and (ii) to replace or backstop the Letter of Credit such that any reimbursement obligations of the Company thereunder is terminated or defeased, and (b) subject to obtaining all such consents and approvals, cause the Office Lease and the Office Lease Sublease and all of the Company’s rights, title and interest (including with respect to security deposits and related letters of credit as set forth on Schedule 7.15) thereunder to be assigned to, and all obligations of the Company thereunder to be assumed by, Seller effective as of the Closing Date.
7.16    Finalization and Execution of Transition Services Agreement, Sub-Lease and Subcontract. As promptly as practicable after the execution of this Agreement, Buyer and Seller shall (a) negotiate and use their respective commercially reasonable efforts to agree upon mutually satisfactory definitive terms and provisions for the Subcontract, Sub-Lease and Transition Services Agreement, which definitive terms and provisions shall be generally consistent with Exhibit B, Exhibit C and Exhibit D, respectively, unless otherwise agreed by Buyer and Seller; provided that, in furtherance of the foregoing, if either party identifies any transition services which it reasonably requires from the other and which are not addressed in Exhibit D, the parties shall negotiate in good faith to include such services in the final Transition Services Agreement to be entered into at Closing or if such services are identified within three months after the Closing, the parties shall negotiate in good faith to include such services in an amendment to the Transition Services Agreement, and (b) take such other actions as may be reasonably necessary to make the Subcontract, Sub-Lease and Transition Services Agreement ready for execution and delivery at the Closing (including using commercially reasonable efforts to obtain the consent of the landlord under the Office Lease with respect to the Sub-Lease, it being understood that Seller and the Company shall not have any obligation to pay any amount for such release). At the Closing, (i) the Company shall, and Seller shall cause Avaya Fed to, execute and deliver the Subcontract, (ii) Seller and the Company shall execute and deliver the Sub-Lease, and (iii) Buyer and Seller shall execute and deliver such Transition Services Agreement.
7.17    Seller Non-Competition and Non-Solicit.
(a)    Subject to Section 7.17(e), for a period of three (3) years from and after the Closing Date, Seller shall not, and shall cause the Seller Subsidiaries not to, directly or indirectly, engage in, own, have any financial interest in, manage or operate anywhere in the United States (the “Territory”), any Restricted Business, except that the beneficial ownership within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, of less than five percent (5%) of the outstanding shares of common stock of a publicly-held corporation that is engaged in a Restricted Business within the Territory shall be permitted. For purposes of this Section 7.17, “Restricted Business” means the business of providing to the U.S. Government or any agency or department thereof information technology or other professional services that are substantially similar to, or materially competitive with, the information technology or other professional services provided by the Company Group as part of the Business as of the Closing.
(b)    From the date hereof and continuing for a period of two (2) years from and after the Closing Date, Seller shall not, and shall cause the Seller Subsidiaries not to, directly or indirectly, solicit for employment or hire any Company Employee, or request, induce or advise any Company Employee to leave the employ of the Company or any of its Subsidiaries, without the prior written consent of Buyer; provided, (i) that a general offer of employment to the public, through media advertisements, search firms or otherwise, or hiring of any Company Employee as a result of such offer shall not be deemed prohibited hereunder as long as not specifically directed at the Company Employees and (ii) this provision shall not apply to the soliciting or hiring of any Company Employees whose employment with the Company Group terminates from and after the 90th day following such termination without any violation of the terms of this Section 7.17(b) or any encouragement by Seller or any Seller Subsidiary.
(c)    The nature and scope of the foregoing protection has been carefully considered by the parties hereto. The parties hereto agree and acknowledge that the duration, scope and geographic areas applicable to such provisions are fair, reasonable and necessary and that adequate compensation has been received by Seller for such obligations. If, however, for any reason any court determines that any such restrictions are not reasonable or that consideration is inadequate, such restrictions shall be interpreted, modified or rewritten to include as much of the duration, scope and geographic area identified in this Section 7.17 as will render such restrictions valid and enforceable.
(d)    In the event of a breach or threatened breach of this Section 7.17, Buyer shall be entitled, without the posting of a bond, to an injunction restraining such breach. Nothing herein contained shall be construed as prohibiting any party from pursuing any other remedy available to it for such breach or threatened breach.

(e)    Notwithstanding anything in this Section 7.17 to the contrary, Seller and the Seller Subsidiaries shall not be prohibited from (i) engaging in the Excluded Business, (ii) continuing to engage in any type of business conducted by Seller and the Seller Subsidiaries (other than the Company Group) as of the date hereof, (iii) marketing, selling, leasing, licensing or otherwise providing to the U.S. Government or any agency or department thereof information technology equipment, products, software or technology, (iv) providing design, implementation, installation, testing, consulting, operations, management, support and/or maintenance services in connection with, or in furtherance of, the activities described in clauses (i) through (iii) of this sentence, (v) engaging in any of the activities described in clauses (i) through (iv) in support of, or pursuant to a teaming or prime-subcontractor arrangement with, any Person that owns or conducts a Restricted Business (so long as Seller and the Seller Subsidiaries do not themselves directly engage in a Restricted Business); (vi) acquiring, merging with or combining in any manner with any Person that conducts a Restricted Business, if in its last full fiscal year prior to such transaction, the consolidated revenues of such Person from its Restricted Business constituted less than thirty percent (30%) of the total revenues of such Person, in which event such Person and Restricted Business shall not be subject to Section 7.17(a).
7.18    No-Shop Between the date hereof and the Closing Date, Seller shall not, and shall cause the Seller Lower Tier Affiliates not to, solicit, encourage or facilitate (including by way of providing information regarding the Company Group or the Business to any Person or providing access to any Person) any inquiries, discussions or proposals regarding, continue or enter into discussions or negotiations with respect to, or enter into or consummate any agreement or understanding in connection with any proposal regarding, any purchase or other acquisition of all or any portion of the assets or properties of the Company Group (other than the sale of products or services in the ordinary course of business consistent with past practices) or any Shares or other equity securities (whether newly issued or currently outstanding) of the Company Group, any merger, combination or recapitalization involving the Company Group, the liquidation, dissolution or reorganization of the Company Group, or any similar transaction, and Seller shall cause the Company Group and the Company Group’s directors, officers, employees, agents, representatives and Affiliates to refrain from any of the foregoing. Seller shall promptly notify Buyer if any inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, Seller, the Company Group or any of their respective representatives, including the nature and terms of any of the foregoing, but Seller shall not be obligated to disclose the identity of the party or parties involved.
7.19    Asset Purchase Agreement. The parties hereby acknowledge and agree that the following understandings, agreements and waivers shall be effective as of the date of this Agreement and shall supersede the terms of the Asset Purchase Agreement:
(a)    With regard to Section 1.01(c)(iv) of the Asset Purchase Agreement, it is hereby agreed that the Company has no claims, rights and interests of the types described therein, and neither the Company nor Avaya Fed shall have any rights or obligations under such provision of the Asset Purchase Agreement.

(b)    With regard to Section 1.06 of the Asset Purchase Agreement, the consideration (within the meaning of Section 1060 of the Code) paid by Avaya Fed under the Asset Purchase Agreement for the Purchased Assets (as defined in the Asset Purchase Agreement) shall be allocated in accordance with Schedule 7.19(b). Seller and Buyer shall, and as applicable shall cause their respective Affiliates to, report the federal, state and local income and other Tax consequences of the purchase and sale under the Asset Purchase Agreement in a manner consistent with such allocation, including, if applicable, the preparation and filing of Form 8594 under Section 1060 of the Code with their respective federal income Tax Returns for the taxable year which includes the date of the closing under the Asset Purchase Agreement. Each of the parties hereto shall not, and shall not permit any of its Affiliates to, take a position (except as required pursuant to any Order) on any Tax Return, or before any Taxing Authority or in any judicial proceeding to the extent Tax issues are raised, that is in any way inconsistent with such allocation.
(c)    With regard to Section 5.02 of the Asset Purchase Agreement, it is hereby confirmed and agreed that the Company and Avaya Fed shall, prior to the Closing Date, conclusively agree upon the total amount of Transfer Taxes (as defined in the Asset Purchase Agreement) to be paid by the Company thereunder, and that the Company shall pay such agreed upon amount to Avaya Fed in full prior to 11:59 p.m. on the day prior to the Closing Date, and that the Company shall have no further obligations under Section 5.02 of the Asset Purchase Agreement.
(d)    With regard to Section 5.04 of the Asset Purchase Agreement, the Company and Avaya Fed shall, prior to the Closing Date, conclusively agree upon the amount by which the Purchase Price under (and as defined in) the Asset Purchase Agreement shall be increased or decreased, and it is hereby agreed that there shall be no further adjustments to such Purchase Price under Section 5.04 of the Asset Purchase Agreement after 11:59 p.m. on the day prior to the Closing Date.
(e)    It is hereby agreed that from and after 11:59 p.m. on the day prior to the Closing Date, Buyer shall not be required to pay any third party costs or expenses in connection with its compliance with Section 1.03(b) of the Asset Purchase Agreement.
(f)    It is hereby agreed that Section 5.03 of the Asset Purchase Agreement shall have no further effect and shall be superseded by Section 7.14 of this Agreement.
(g)    It is hereby agreed that Article VIII of this Agreement supersedes Sections 7.02 and 7.03 of the Asset Purchase Agreement, and the Company and Avaya Fed hereby waive any right to exercise any rights thereunder.
(h)    It is hereby agreed that, effective as of the Closing Date, Section 7.14 of this Agreement and the Transition Services Agreement shall supersede Section 1.03(b), Section 8.01 and Section 8.02 of the Asset Purchase Agreement, and that the rights and obligations of Avaya Fed and the Company under Section 1.03(b), Section 8.01 and Section 8.02 of the Asset Purchase Agreement shall terminate effective at 11:59 p.m. on the day preceding the Closing Date.

ARTICLE VIII
INDEMNIFICATION; SURVIVAL
8.1    Indemnification by Seller. Subject to the terms and conditions of this Article VIII, following the Closing, Seller shall indemnify Buyer, each of its Affiliates, and their respective stockholders, members, partners, successors, assigns, officers, directors, managers, employees, agents and representatives against, and hold them harmless from, on an after-Tax basis, any Loss suffered or incurred by any such Indemnified Person, whether such Loss exists or accrues prior to, on or subsequent to the Closing Date, arising or resulting from or based upon:
(a)     any breach of any representation or warranty of Seller contained in this Agreement or any other Transaction Document (including any certificate delivered pursuant to Section 3.2(b)(v));
(b)     the breach of any covenant of Seller or, prior to the Closing Date, the Company contained in this Agreement or any other Transaction Document;
(c)    any Transaction Expenses or Transaction Bonuses (other than Transaction Bonuses that are specifically taken into account in determining the Final Purchase Price) or any Closing Indebtedness Amount not specifically taken into account in determining the Final Purchase Price;
(d)    any Liability arising from (i) a breach by Avaya Fed of the Asset Purchase Agreement or (ii) the Excluded Business (except to the extent arising from a post-closing breach of any covenant or obligation of the Company under this Agreement, the Subcontract or the Transition Services Agreement);
(e)    any Liability arising from the sale, licensing or provision by the Company Group during the three (3) year period preceding the Closing Date of any products produced or manufactured by Seller or any Affiliate of Seller (including any member of the Company Group); and
(f)    any Liability arising from the Office Lease, the Office Sub-Lease or the Letter of Credit (excluding any Liabilities of the Company under the Sub-Lease);
provided, however, that (i) Seller shall have no liability under Section 8.1(a) (i.e., with respect to a breach of a representation or warranty) with respect to any individual case of a Loss that is less than $50,000 (the “De Minimis Amount”); (ii) Seller shall have no liability under Section 8.1(a) unless the aggregate amount of all Losses arising under Section 8.1(a) for which Seller would, but for this clause (ii), be liable exceeds $1,500,000 (in which event Seller shall be liable only for such Losses that are in excess of such amount) (the “Seller Deductible”), (iii) Seller’s aggregate liability under Section 8.1(a) and Section 8.1(e) shall in no event exceed $15,000,000 (the “Indemnity Cap”), and (iv) Seller’s aggregate liability under Section 8.1 shall not exceed an amount equal to the Final Purchase Price. Notwithstanding the foregoing, (x) the Seller Deductible and the Indemnity Cap shall not apply with respect to Losses arising in respect of fraud in connection with this Agreement or from any breach of a representation or warranty set forth in Section 4.1 (Organization, Power, Standing), Section 4.2 (Due Authorization, Title), Section 4.3 (Capitalization) or Section 4.19 (Brokers) or (y) the De Minimis Amount, the Seller Deductible and the Indemnity Cap shall not apply with respect to breaches of the representations and warranties in Section 4.12(k) (Tax Matters); and for the avoidance of any doubt, any Losses described in this sentence shall not count toward the Seller Deductible or the Indemnity Cap.
8.2    Indemnification by Buyer Subject to the terms and conditions of this Article VIII, following the Closing, Buyer shall indemnify Seller, each of its Affiliates, and their respective stockholders, members, partners, successors, assigns, officers, directors, managers, employees, agents and representatives against, and hold them harmless from, on an after-Tax basis, any Loss suffered or incurred by any such Indemnified Person, whether such Loss exists or accrues prior to, on or subsequent to the Closing Date, arising or resulting from or based upon:
(a)    any breach of any representation or warranty of Buyer contained in this Agreement or any other Transaction Document (including any certificate delivered pursuant to Section 3.2(a)(ii));
(b)    the breach of any covenant of Buyer contained in this Agreement or any other Transaction Document; or
(c)    the breach of any covenant of the Company to be performed after the Closing contained in this Agreement or any other Transaction Document that occurs after the Closing;
provided, however, that (i) Buyer shall not have any liability under Section 8.2(a) (i.e., with respect to a breach of a representation or warranty) with respect to any individual case of a Loss that is less than the De Minimis Amount; (ii) Buyer shall not have any liability under Section 8.2(a) unless the aggregate amount of all Losses arising under Section 8.2(a) for which Buyer would, but for this clause (ii), be liable exceeds $1,500,000 (in which event Buyer shall be liable only for such Losses that are in excess of such amount) (“Buyer Deductible”), (iii) Buyer’s aggregate liability under Section 8.2(a) shall in no event exceed the Indemnity Cap, and (iv) Buyer’s aggregate liability under Sections 8.2 shall not exceed an amount equal to the Final Purchase Price. Notwithstanding the foregoing, the Buyer Deductible and Indemnity Cap shall not apply with respect to Losses arising in respect of fraud in connection with this Agreement or from any breach of a representation or warranty set forth in Section 5.1 (Organization, Power, Standing), Section 5.2 (Due Authorization) or Section 5.6 (Brokers).
8.3    Losses Net of Insurance, Etc. Subject to the terms and conditions of this Article VIII, following the Closing:
(a)    The amount of any Loss for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered by the Indemnified Person under insurance policies in effect and applicable to such Loss (net of any costs of recovery or collection, premium adjustment, or retrospectively-rated premium); provided, however, that the Indemnified Party’s right to recover under any insurance policy shall not delay the Indemnified Party from seeking payment for indemnification under, or right to receive payment pursuant to, this Article VIII; and provided, further, that if the Indemnified Person actually receives insurance proceeds after payment to the Indemnified Person of an indemnification payment hereunder, the Indemnified Person shall promptly reimburse the Indemnifying Party for the aggregate amount of such indemnification payment.
(b)    In determining the meaning of “after-Tax basis” for purposes of Sections 7.6, 8.1 and 8.2, the amount of any Losses for which indemnification is provided to an Indemnified Person under any such Sections shall be (i) reduced by the Tax benefit of any deductions taken by the Indemnified Person (or its Affiliates) on account of such Losses that are realized through an actual reduction in Tax liability (determined on a "with and without basis") in or prior to the end of the Taxable year in which the indemnification payment with respect to such Losses is made as reflected on the Tax Returns of the Buyer or its Affiliates; and (ii) increased by the amount of the aggregate additional Tax liability incurred or to be incurred by the Indemnified Person (or its Affiliates) as a result of receipt of payments under any such Section. To the extent that the receipt of indemnification payments under this Section reduces the tax basis of amortizable assets of the Indemnified Person (or its Affiliates), the amount of the Tax benefit taken into account pursuant to the preceding sentence shall be equal to the excess of (x) the Tax benefit of the deductions taken by the Indemnified Person (or its Affiliates) on account of such Losses (as determined pursuant to clause (i) immediately preceding) over (y) the net present value (using as a discount factor the applicable federal rate under Section 1274 of the Code at the time of filing of the federal Income Tax Return claiming such deductions) of any additional Tax liability incurred or reasonably expected to be incurred (as determined by Buyer) as a result of the reduced amortization with respect to such amortizable assets.
(c)    Notwithstanding Section 8.1, Buyer shall not be entitled to indemnification under this Article VIII with respect to the amount of any Loss to the extent that such amount is expressly reflected as a Liability on the December Balance Sheet or is reflected as a Current Liability in the calculation of Final Net Working Capital Adjustment Amount.
(d)    Buyer and Seller shall cooperate with each other with respect to resolving any Liability or minimizing Losses with respect to which one party is obligated to indemnify an Indemnified Person hereunder, including by making commercially reasonable efforts to mitigate or minimize any such Liability or Loss; provided, however, that the costs incurred by the Indemnified Person in connection with any such efforts shall be treated as Losses pursuant to this Article VIII, and no Indemnified Person shall be required to agree to enter into, modify or relinquish any significant rights under any Contract or to agree to any significant limitation on the conduct of its business.
(e)    Except for injunctive relief (including specific performance as provided in Section 10.13), the parties hereto agree that the indemnification provisions of this Article VIII are intended to provide the exclusive remedy following the Closing as to all Losses any Indemnified Person may incur arising from or relating to the Transaction Documents or the Transactions, and each party hereby waives, to the full extent they may do so, any other rights or remedies that may arise under any applicable Law, except for claims arising out of fraud, intentional breach or willful misconduct on the part of a party hereto or any other Transaction Document.

(f)    In no event shall any Indemnifying Person be responsible or liable for any Loss or other amounts under this Article VIII that are consequential, in the nature of lost profits, diminution in the value of property, special or punitive or otherwise not actual damages, except to the extent any such Losses or other amounts arise out of or are related to (i) fraud, intentional breach or willful misconduct or (ii) are required to be paid to a third-party in respect of a Third-Party Claim. In no event shall any party, its successors or permitted assigns be entitled to claim or seek rescission of the Transactions.
(g)    The indemnities herein are intended solely for the benefit of the Persons expressly identified in this Article VIII (and their permitted successors and assigns) and are in no way intended to, nor shall they, constitute an agreement for the benefit of, or be enforceable by, any other Person.
(h)    Notwithstanding anything to the contrary in this Agreement, for purposes of this Article VIII, all of the representations and warranties set forth in this Agreement that are qualified as to materiality, Material Adverse Effect or words of similar import or effect, shall be deemed to have been made without any such qualification solely for the purposes of determining any breach or inaccuracy therein and the amount of any Losses arising out of or caused by any breach of or inaccuracy in any such representation or warranty.
8.4    Termination of Indemnification. The obligations to indemnify and hold harmless an Indemnified Person (i) pursuant to Section 8.1(a), Section 8.1(b) and Section 8.2(a), Section 8.2(b) and Section 8.2(c) shall terminate when the applicable representation, warranty or covenant terminates pursuant to Section 8.7, and Seller’s obligation to indemnify Buyer pursuant to Section 8.1(e) shall terminate on the third (3rd) anniversary of the Closing Date; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any specific matter as to which the Person to be indemnified (or Buyer or Seller, as applicable, on such Person’s behalf) shall have, before the expiration of the applicable period, previously made a claim by delivering a written notice thereof (stating in reasonable detail the basis of such claim) (a “Claim Notice”) to the Indemnifying Person in accordance with Section 10.7, in which event, notwithstanding this Section 8.4, the representation, warranty or covenant alleged in such Claim Notice to have been breached, and any associated right to indemnification, shall continue until such claim for indemnification is resolved.
8.5    Procedures Relating to Indemnification for Third-Party Claims.
(a)    In order for an Indemnified Person to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any third-party against the Indemnified Person (a “Third-Party Claim”), such Indemnified Person must provide the Indemnifying Person with a Claim Notice regarding the Third-Party Claim (or Buyer or Seller, as applicable, on such Person’s behalf) promptly and in any event within twenty (20) Business Days after receipt by such Indemnified Person of written notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent (and only to the extent) the Indemnifying Person shall have been actually and materially prejudiced as a result of such failure.

(b)    If a Third-Party Claim is made against an Indemnified Person, the Indemnifying Person will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Person upon written notice to the Indemnified Person within thirty (30) days of having been notified of any Third Party Claim; provided, however, that, if the Indemnifying Party is Seller, Seller shall not have the right to assume the defense of any such Third-Party Claim (i) unless the Indemnifying Person irrevocably agrees to indemnify the Indemnified Person for all Losses arising or resulting from such Third-Party Claim (but subject to the Indemnity Cap or other limitation on the aggregate liability of the Indemnifying Person under this Article VIII) or (ii) if the Third-Party Claim (x) seeks an injunction or equitable relief against the Buyer or any of its Subsidiaries, including the Company Group or (y) seeks or, if the defense thereof is unsuccessful, could reasonably result in debarment of Buyer or any of its Subsidiaries, including the Company Group, or any of their respective Affiliates from current or future Government Contracts by any Governmental Entity. Should the Indemnifying Person so elect to assume the defense of a Third-Party Claim, the Indemnifying Person will not be liable to the Indemnified Person for legal fees and expenses subsequently incurred by the Indemnified Person in connection with the defense thereof. Notwithstanding anything else in this Section 8.5(b) to the contrary, Seller in all cases shall be permitted to assume the defense of any Third-Party Claims involving Seller’s obligation to indemnify Buyer under Section 8.1(d) or Section 8.1(f); provided, that Seller shall not have the right to assume the defense of any such Third-Party Claim unless Seller irrevocably agrees in writing that Seller shall indemnify the Indemnified Person for all Losses arising or resulting from such Third-Party Claim (notwithstanding the Indemnity Cap or any other limitation of obligations of the Indemnifying Person under this Article VIII). If the Indemnifying Person assumes such defense, the Indemnified Person shall have the right to participate in the defense thereof and, at its own expense, to employ counsel reasonably acceptable to the Indemnifying Person, separate from the counsel employed by the Indemnifying Person, it being understood that the Indemnifying Person shall control such defense. The Indemnifying Person shall be liable for the fees and expenses of counsel employed by the Indemnified Person for any period during which the Indemnifying Person has not assumed the defense thereof (other than during any period in which the Indemnified Person shall have failed to give notice of the Third-Party Claim as provided in Section 8.5(a)). If the Indemnifying Person chooses to defend or prosecute any Third-Party Claim, the Indemnifying Party shall reasonably cooperate in providing information to and consulting with the Indemnified Person about the Third-Party Claim, and the Indemnified Person, Buyer and Seller (as applicable) shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Person’s request) the provision, upon reasonable notice, to the Indemnifying Person of records and information that are reasonably relevant to such Third-Party Claim, and making officers, directors, employees and agents of Buyer, Seller, the Company and/or Indemnified Person (as applicable) available on a mutually convenient basis to provide information, testimony at depositions, hearings or trials, and such other assistance as may be reasonably requested by the Indemnifying Person, in each case at the cost of the Indemnifying Person. Whether or not the Indemnifying Person shall have assumed the defense of a Third-Party Claim, the Indemnified Person shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Person’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Person shall not admit any liability with respect to, or settle, compromise or discharge any Third-Party Claim without the Indemnified Person’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the Indemnified Person shall agree to any settlement, compromise or discharge of a Third-Party Claim that the Indemnifying Person may recommend that by its terms obligates the Indemnifying Person to pay the full amount of the liability in connection with such Third-Party Claim, that provides solely for a financial settlement to be paid entirely by the Indemnified Person, unconditionally releases the Indemnified Person and its Affiliates and their respective stockholders, members, partners, successors, assigns, officers, directors, managers, employees, agents and representatives completely from all liabilities and obligations in connection with such Third-Party Claim and that does not contain any admission of liability or provide for any form of non-monetary or equitable relief, including any restriction or limitation on the prospective business or activities of the Indemnified Person or its Affiliates and their respective stockholders, members, partners, successors, assigns, officers, directors, managers, employees, agents and representatives.
(c)    With respect to Taxes, the procedures described in Section 8.8 shall apply in lieu of the procedures of this Section 8.5.
8.6    Procedures Relating to Indemnification for Non-Third-Party Claims. In order for an Indemnified Person to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand that is not a Third-Party Claim, such Indemnified Person (or Buyer or Seller, as applicable, on such Person’s behalf) must provide the Indemnifying Person with a Claim Notice. The Claim Notice shall set forth the amount, if known, or, if not known, an estimate of the foreseeable maximum amount of claimed Losses (which estimate shall not be conclusive of the final amount of such Losses) and a reasonable description of the basis for such claim. The Indemnifying Person will have thirty (30) days from receipt of such Claim Notice to dispute the claim, and the Indemnified Person will reasonably cooperate and assist the Indemnifying Person in determining the validity of the claim for indemnification. If the Indemnifying Person disputes a claim for indemnification under this Section 8.6, the Indemnifying Person and the Indemnified Person shall proceed in good faith to negotiate a resolution to such dispute. If the Indemnifying Person does not give notice to the Indemnified Person that it disputes such claim (which such dispute notice shall set forth in reasonable detail the reasons for such dispute) within thirty (30) days after its receipt of the Claim Notice, the claim specified in such Claim Notice shall be conclusively deemed a Loss subject to indemnification hereunder. Any claims for Losses (other than with respect to a Third-Party Claim) specified in a Claim Notice to which an Indemnifying Person shall not object in writing within thirty (30) days of receipt of such Claim Notice, claims for Losses covered by resolution of a dispute described in the third sentence of this Section 8.6 or which has been settled with the consent of the Indemnifying Party as described in Section 8.5(b) are hereinafter referred to, collectively, as “Agreed Claims.” Within ten (10) Business Days of the determination of the amount of any Agreed Claim, the Indemnifying Person shall pay to or at the direction of the Indemnified Person an amount equal to the Agreed Claim by wire transfer in immediately available funds to the bank account or accounts designated by the Indemnified Person in a notice to the Indemnifying Person not less than two (2) Business Days prior to such payment. With respect to Taxes, the procedures described in Section 8.8 shall apply in lieu of the procedures of this Section 8.6 to the extent the provisions are inconsistent.

8.7    Survival of Representations, Warranties and Covenants. The representations and warranties, contained in this Agreement and the other Transaction Documents (including any certificate delivered at the Closing) shall survive the Closing and remain in full force and effect (a) indefinitely, with respect to matters covered by Section 4.1 (Organization, Power, Standing), Section 4.2 (Due Authorization, Title), Section 4.3 (Capitalization), Section 4.19 (Brokers), Section 5.1 (Organization, Power, Standing), Section 5.2 (Due Authorization) and Section 5.6 (Brokers), (b) for sixty (60) days following expiration of the applicable statute of limitations (including extensions), with respect to matters covered by Section 4.12 (Tax Matters), (c) for thirty-six (36) months, with respect to matters covered by Section 4.8(a)(xi) (Material Contracts – Business Government Contracts), Section 4.8(b) (Material Contracts; solely to the extent it relates to Section 4.8(a)(xi)), or Section 4.9 (Business Government Contracts), and (d) for a period of eighteen (18) months following the Closing Date, with respect to all other representations and warranties, except that any representation or warranty that would otherwise terminate in accordance with clause (a), (b), (c) or (d) will continue to survive if a written notice of a breach thereof shall have been timely given to the breaching party by the other party on or prior to such termination date, until the related claim for indemnification is satisfied or otherwise resolved as provided in this Article VIII. The covenants and agreements of the parties set forth in this Agreement which, by their terms, are to be performed or complied with prior to the Closing shall survive the Closing and remain in full force and effect for eighteen (18) months following the Closing Date. The covenants and agreements of the parties set forth in this Agreement or any other Transaction Document to be performed or complied with at or after the Closing shall survive the Closing indefinitely or for the shorter periods explicitly specified therein, except that for those covenants and agreements that survive for any shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by Law.
8.8    Tax Contests.
(a)    Promptly (and in any case within twenty (20) calendar days) after the Company becomes aware of the existence of an Tax issue that may give rise to an indemnification claim under Section 7.6(n) and/or 8.1(a) (a “Tax Controversy”) by any Buyer Indemnified Party against Seller, Buyer or the Company shall notify Seller of such Tax Controversy and thereafter shall promptly forward to Seller copies of the relevant portion of any notice or other document received from any Governmental Entity and communications with any Governmental Entity relating to such Tax Controversy; provided, however, that the failure of the notified party to give the other party notice as provided herein shall not relieve such other party of its obligations under Sections 7.6(n) and 8.1(a), except to the extent that such other party is actually and materially prejudiced thereby.
(b)    Notwithstanding anything to the contrary contained in this Agreement, Seller shall have the ability to elect to solely control and make all decisions regarding interests in any Tax audit, hearing, proposed adjustment, arbitration, deficiency, assessment, suit, dispute, claim or other administrative or judicial proceeding (a “Tax Contest”) relating to Taxes with respect to Tax Returns subject to Section 7.6(a) and Section 7.6(b), including any Pre-Closing Consolidated Income Tax Return and any Pre-Closing Separate Tax Return, including selection of counsel and selection of a forum for such Tax Contest; provided, however, that in connection with any Tax Contest with respect to any Pre-Closing Non-Income Taxes (i) Seller irrevocably agrees to indemnify Buyer and its Affiliates for all Losses arising or resulting from such Tax

Contest, (ii) the Company shall have the right (but not the obligation) to participate in (but not control) such Tax Contest, and (iii) Seller or its Affiliates shall not discharge, settle or otherwise dispose of any such Tax Contest without the prior written consent of Buyer, not to be unreasonably withheld, conditioned or delayed, if such discharge, settlement or disposition would reasonably be expected to adversely affect Buyer or its Affiliates in any taxable period other than a Pre-Closing Tax Period. The Company shall control the conduct and resolution of any Tax Contest relating to Taxes required to be shown on any Straddle Income Tax Return or any Straddle Non-Income Tax Return of any member of the Company Group, provided, however, that (A) the Company and Seller shall cooperate in the conduct of each such Tax Contest, (B) Seller shall have the right (but not the obligation) to participate in (but not control) such Tax Contest, (C) the Company shall keep Seller informed of all developments with respect to such Tax Contest on a timely basis, and (D) the Company shall not enter into any agreement with the relevant Governmental Entity pertaining to such Tax Contest without the prior written consent of Seller, which consent shall not unreasonably be withheld, conditioned or delayed. Each party shall bear its own costs incurred in participating in any proceeding relating to any Tax Contest. The Company and Seller shall execute and deliver, or cause to be executed and delivered, such powers of attorney and other documents as may be necessary or appropriate to give effect to the foregoing.
(c)    To the extent any provision of this Section 8.8 is in conflict with any other provision in this Agreement, the provisions of this Section 8.8 shall govern.
8.9    Treatment of Indemnification Payments. Except as otherwise required by Law, all indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Final Purchase Price.
ARTICLE IX
TERMINATION OF AGREEMENT
9.1 Termination. This Agreement may be terminated prior to the Closing as follows:
(a)    By the mutual written consent of Seller and Buyer;
(b)    By Buyer by giving written notice to Seller in the event Seller or the Company is in breach of this Agreement and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in Section 6.1(a), Section 6.1(b) or Section 6.1(c) not to be satisfied and (ii) (x) is not cured within thirty (30) days following delivery by Buyer to Seller of written notice of such breach or (y) is not capable of cure by May 2, 2014 (the “End Date”);
(c)    By Seller by giving written notice to Buyer in the event Buyer is in breach of this Agreement and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied and (ii) (x) is not cured within thirty (30) days following delivery by Seller to Buyer of written notice of such breach or (y) is not capable of cure by the End Date;
(d)    By Buyer by giving written notice to Seller if the Closing shall not have occurred by the End Date; provided, however, that the right to terminate this Agreement under this subsection (d) shall not be available to Buyer if the action or inaction of Buyer or any of its Affiliates has been a principal cause of, or resulted in, such failure;
(e)    By Seller by giving written notice to Buyer if the Closing shall not have occurred by the End Date; provided, however, that the right to terminate this Agreement under this subsection (e) shall not be available to Seller if the action or inaction of Seller or any of its Affiliates has been a principal cause of, or resulted in, such failure; or
(f)    By either Buyer or Seller if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order or if there is a Law which is then in effect and has the effect of making the consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions.
9.2    Effect of Termination. In the event of termination of this Agreement as permitted by Section 9.1, this Agreement shall become void and of no further force and effect, except for the following provisions, which shall remain in full force and effect: (a) Section 7.9 relating to publicity, (b) Section 7.10 relating to confidentiality, (c) this Section 9.2, and (d) Article X. Nothing in this Section 9.2 shall be deemed to release any party from any Liability for any intentional breach by such party of the terms and provisions of this Agreement prior to the time of such termination or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.
ARTICLE X
MISCELLANEOUS
10.1    Expenses. Whether or not the Transaction is consummated, and except as otherwise provided in this Agreement, each party to this Agreement will bear its respective fees, costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement or the Transactions (including legal, accounting and other professional fees); provided, however, that Buyer will pay all filing fees payable under the HSR Act.
10.2    Governing Law. This Agreement will be governed by and construed in accordance with the internal Laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of Law principles that would require the application of any other Law.
10.3    Jurisdiction; Service of Process. Any action or proceeding arising out of or relating to this Agreement or any of the Transactions may be brought in the courts of the State of New York, County of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such action or proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the action or proceeding shall be heard and determined only in any such court and agrees not to bring any action or proceeding arising out of or relating to this Agreement or any Transaction in any other court; provided, that a final judgment in any such litigation shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. The parties agree that any of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement among the parties irrevocably to waive any objections to venue or to convenience of forum. Process in any action or proceeding referred to in the first sentence of this Section 10.3 may be served on any party anywhere in the world. To the extent that service of process by mail is permitted by Law, each party irrevocably consents to the service of process in any such litigation in such courts by the mailing of such process by registered or certified mail, postage prepaid, to such party at its address for notices provided herein.
10.4    Waiver of Jury Trial.     THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT BETWEEN OR AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.
10.5    Attorneys’ Fees. If any action, suit, arbitration or other proceeding for the enforcement of this Agreement is brought with respect to or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions hereof, the successful or prevailing party (as determined by the court) shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that proceeding, in addition to any other relief to which it may be entitled.
10.6    Waiver. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the other Transaction Documents will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or any of the other Transaction Documents can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other parties; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or any of the other Transaction Documents.
10.7    Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed given to a party when (a) delivered by hand or by a nationally recognized overnight courier service (costs prepaid), (b) sent by facsimile (other than notices to New Mountain Partners III, L.P.) with confirmation of transmission by the transmitting equipment; provided that such notice or communication is also sent by one of the methods described in clause (a), or (c) received or rejected by the addressee, if sent by certified mail, postage prepaid and return receipt requested, in each case to the following:
if to Buyer or the Company (after the Closing), to:

Camber Corporation
            635 Discovery Drive
            Huntsville, AL  35806
            Attention: Walter Batson, CEO
Facsimile No.:  (256) 922-3599

with copies to (which shall not constitute notice):

New Mountain Partners III, L.P.
787 Seventh Avenue
49th Floor
New York, NY 10019
Attention: Bert Notini

and

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention: Aviva Diamant and John Sorkin
Fax: (212) 859-4000
and
Lanier Ford Shaver & Payne P.C.
2101 West Clinton Avenue, Suite 102
Huntsville, Alabama  35805
Attention:  Corey W. Jenkins, Esq.
Facsimile No.:  (256) 535-1135

if to Seller or the Company (prior to the Closing), to:
Avaya Inc.
211 Mt. Airy Road
Basking Ridge, NJ 07920
Attention: Corporate Secretary
Fax: (908) 953-4912

with a copy to (which shall not constitute notice):
Crowell & Moring LLP
1001 Pennsylvania Avenue NW
Washington, DC 20004-2595
Attention: James R. Stuart, III
Fax: (202) 628-5116
Either party hereto may change its contact information for notices and other communications hereunder by prior notice to the other party hereto.
10.8    Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party (including, by operation of Law or in connection with a merger or sale of substantially all the assets, stock or membership interests of such party) without the prior written consent of Buyer and Seller (which shall not be unreasonably withheld); provided, that Buyer may assign its rights and obligations under this Agreement (i) to any of its Affiliates, and (ii) as collateral security under the Buyer’s Bank Facility or any other credit facility of Buyer for Buyer’s obligations thereunder, provided, further, that no such assignment shall relieve Buyer of any of its obligations hereunder; and provided, further, that no such assignment under the foregoing clause (i) or (ii) shall affect the availability of the Section 338(h)(10) Election. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the permitted assigns of the parties.
10.9    No Third-Party Beneficiaries. Except in the case of Indemnified Parties as provided in Article VIII, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights, remedy or claim hereunder.
10.10    Amendments. No amendment to this Agreement shall be effective unless it shall be in writing and signed by the parties hereto.
10.11    Interpretation; Exhibits and Schedules. The headings contained in this Agreement, in any Exhibit or Schedule and in the table of contents to this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Except when the context otherwise requires, references to Sections, Articles, Exhibits or Schedules refer to Sections, Articles, Exhibits or Schedules of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in any Schedule or Exhibit, but not otherwise defined therein, shall have the meaning ascribed to such term in this Agreement. Whenever used in this Agreement, a singular number shall include the plural and a plural the singular. Pronouns of one gender shall include all genders. The words “hereof,” “herein,” “hereby” and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the terms “including,” “included,” “such as,” or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements and shall be deemed to be followed by the words “without limitation.”

The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends, and such phrase shall not mean “if.” References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder; provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date. References to “days” shall refer to calendar days unless Business Days are specified. If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day. Any action required to be taken “within” a specified time period following the occurrence of an event shall be required to be taken by no later than 5:00 p.m. Eastern time on the last day of such time period, which shall be calculated starting with the day immediately following the date of the event.
10.12    Entire Agreement. This Agreement, the Transaction Documents, the Non-Disclosure Agreement and the Schedules contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior oral and written agreements and understandings relating to such subject matter.
10.13    Specific Performance. Each party acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each party agrees that the other parties may be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court as set forth in Section 10.3 having jurisdiction over the parties and the matter.
10.14    Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability (a) shall not affect any other provision hereof, (b) such provision shall be ineffective to the extent, and only to the extent, of such invalidity or unenforceability and shall be enforced to the greatest extent permitted by Law and (c) such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision as applied (i) to other Persons or circumstances or (ii) in any other jurisdiction.
10.15    Mutual Drafting. The parties hereto are sophisticated and have been represented by lawyers who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of any Laws relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive the effects of such Laws.
10.16    Counterparts. This Agreement may be executed in one or more counterparts and by facsimile or other electronic signature, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.
10.17    Privileged Information; Conflicts of Information. In any dispute or proceeding arising under or in connection with this Agreement, Seller shall have the right, at their election, to retain the firm of Crowell & Moring LLP to represent it in such matter, and Buyer, for itself and each member of the Company Group and for its and their successors and assigns, hereby irrevocably waives any conflicts of interest and consents to any such representation in any such matter. Buyer, for itself and each member of the Company Group and its and their respective successors and assigns, hereby irrevocably acknowledges and agrees that all communications between Seller, the Company Group, and their counsel, including Crowell & Moring LLP, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or proceeding arising under or in connection with this Agreement or the Transactions, which, immediately prior to the Closing, would be deemed to be privileged communications of Seller, the Company Group, and/or their counsel and would not be subject to disclosure to Buyer or its Affiliates in connection with any process relating to a dispute arising under or in connection with this Agreement or otherwise, shall continue after the Closing to be privileged communications with such counsel and neither Buyer nor any Person purporting to act on behalf of or through Buyer, shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to the Company Group and not Seller; provided, however, that the foregoing waiver shall not extend to any communication not involving this Agreement or any other Transaction Document or the Transactions.

[Signature Page Follows on Next Page]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have duly executed this Agreement on the date first above written.

AVAYA INC., as Seller

By:	/s/ Vinay Bassi
Name: Vinay Bassi
Title: VP - Corporate Development

AVAYA GOVERNMENT SOLUTIONS INC.,
as the Company

By:	/s/ Michael Paige
Name: Michael Paige
Title: President and Chief Executive Officer

Solely for Section 3.2(c)and to the extent applicable, Sections 7.14, 7.16 and 7.19

AVAYA FEDERAL SOLUTIONS, INC.,

By:	/s/ Michael Paige
Name: Michael Paige
Title: President and Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

CAMBER CORPORATION, as Buyer

By:	/s/ Michael Whyte
Name: Michael Whyte
Title: Chief Financial Officer

[Signature Page to Stock Purchase Agreement]